Exhibit 2.1

EXECUTION DRAFT

PURCHASE AGREEMENT

among

TravelCenters of America LLC

and

Petro Stopping Centers, L.P.,

Petro Stopping Centers Holdings, L.P.

and

the Partners of

Petro Stopping Centers, L.P.

and of

Petro Stopping Centers Holdings, L.P.

May 30, 2007

THE FOLLOWING EXHIBITS, ANNEXES AND SCHEDULES HAVE BEEN OMITTED AND WILL BE SUPPLEMENTARILY FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION UPON REQUEST.

Exhibits

Exhibit A – Form of Transition Services Agreement

Exhibit B – Form of Escrow Agreement

Exhibit C – Form of Assignment of Partnership Interest

Exhibit D – Form of Non-Competition Agreement

Exhibit E – Form of Fuel Transportation Agreement

Annexes

Annex 1 – Company Partners

Annex 2 – Sellers

Schedules

Schedule 1.01(a)	Company “knowledge” Individuals
Schedule 1.01(b)	Purchaser “knowledge” Individuals
Schedule 1.01(c)	Additional Permitted Liens
Schedule 1.01(d)	Transactions Bonus Agreements
Schedule 2.03(a)(iii)	Additional Development Costs
Schedule 2.03(a)(x)	Mechanics Liens
Schedule 6.01	Interim Operations of the Company
Schedule 6.10(c)	Terms of Notice Offer to Purchase
Schedule 6.13(a)	Transferred Owned Property
Schedule 6.13(b)	Transferred Leases
Schedule 6.14(a)	Agreements to be Amended and Restated
Schedule 6.14(b)	Agreements to be Terminated Without Cost
Schedule 6.14(c)	TSP Leased Property
Schedule 6.14(e)	North Baltimore Lease
Schedule 6.15	Special Post-Closing Transaction Bonus Allocation
Schedule 6.22	Form of Post-Closing Transaction Bonus Agreement

Index of Definitions

2014 Indenture	1
2014 Notes	2
2014 Prepayment Loan	43
Accounting Firm	13
Actual Balance Sheet	12
Actual Net Working Capital	12
Additional Financial Statements	45
Affiliate	2
Aggregate Purchase Price	10
Agreement	1
Audit	61
Balance Sheet Date	18
Business Day	2
Cardwell Group	2
Closing	53
Closing Date	53
COBRA	28
Code	2
Company	1
Company Balance Sheet	18
Company Closing Costs	2
Company Disclosure Letter	14
Company Interests	1
Company Material Adverse Effect	2
Company Options	10
Company Partners	1
Company Sellers	1
Company Subsidiary	3
Confidentiality Agreement	39
Covenant Defeasance Loan	44
Covered Parties	42
Covered Party	42
Credit Facility	3
Credit Facility Agent	3
Credit Facility Lenders	3
Credit Facility Loan	44
Credit Facility Notice Waiver	43
D&T	13
Debt Restructuring Costs	3
Employee Plan	27
End Date	53
Environmental Law	3
Environmental Permit	3
EPAC	47
EPAC Additional Purchase Price	47
EPAC Fee	47
EPAC Payment Amount	47
ERISA	3
ERISA Affiliate	3
Escrow Agent	14
Escrow Agreement	14
Escrow Amount	14
Escrow Fund	14
Estimated Net Working Capital	12
Estimated Purchase Price	10
Excess Payment	13
Exchange Act	4
Excluded Contracts	25
Financial Statements	18
Financing	4
Fuel Transportation Agreement	48
GAAP	4
Governmental Entity	4
Hazardous Materials	4
HPT	1
HPT Closing	9
HPT Purchase Agreement	1
HPT Reimbursable Costs	4
Improvements	46
Income Taxes	4
Indebtedness	4
Indemnifying Party	58
Insurance Policies	30
Intellectual Property	31
Intercompany Indebtedness	5
Interests	1
IRS	5
Judgment	5
knowledge	5
KPMG	45
Law	5
Lease	24
Leased Property	23
Letters of Credit Loan	44

v

Liabilities	5
Lien	5
LLC Subsidiary	5
Losses	55
Material Contracts	25
Net Working Capital	11
Notice of Disagreement	13
Operating Agreement	49
Operating Company	1
Operating Company Indenture	5
Operating Company Interests	1
Operating Company Notes	6
Option Cancellation Fee	6
Option Cancellation Fee Schedule	10
Organizational Documents	6
Owned Property	23
Partnership Tax Returns	6
Payment Shortfall	14
Permits	6
Permitted Lien	6
Permitted Operations	36
Person	7
Petro Financial	15
Petro GP	1
Petro Stopping Marks	30
Post-Closing Transaction Bonuses	7
Pre-Closing Tax Period	7
Proceeding	7
Purchaser	1
Purchaser Claim	57
Purchaser Claims Notice	57
Purchaser Indemnitees	55
Purchaser Securities	7
Purchaser/Company Released Claims	59
Purchaser/Company Releasees	59
Purchaser/Company Releasors	59
Purchasers Deductible Amount	57
Real Property Agreement	24
Reimbursable Costs	7
REIT Note	5
REIT Subsidiary	7
Requisite Regulatory Approvals	8
SEC	8
SEC Reports	8
Securities Act	8
Seller Claim	57
Seller Claims Notice	57
Seller Indemnitees	55
Seller Released Claims	60
Seller Releasees	59
Seller Releasors	59
Sellers	1
Sellers Deductible Amount	56
Sellers Representative	66
Special Purpose Subsidiary	8
Split Dollar Receivable	41
Subsidiary	8
Target Net Working Capital	8
Tax Return	8
Taxes	8
Tejon Financial Statements	49
Tejon Purchase Price	49
Tejon Travel Plaza	49
Transaction Bonus Agreements	9
Transaction Bonuses	9
Transfer Taxes	63
Transferred Assets	45
Transferred Leased Property Adjustment	9
Transferred Property	46
Transition Services Agreement	9
TSP	47
TSP Option Fee	47
TSP Payment Amount	47
TSP Reduction Amount	47
Working Capital Statement	12

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (the “Agreement”), dated May 30, 2007, among TravelCenters of America LLC, a Delaware limited liability company (“Purchaser”), Petro Stopping Centers Holdings, L.P., a Delaware limited partnership (the “Company”), Petro Stopping Centers, L.P., a Delaware limited partnership (the “Operating Company”), the partners of the Company identified on Annex 1 (the “Company Partners” (who, other than Cardwell, are parties to this Agreement solely for the purposes of Sections 8.03 and 12.03)), Petro Holdings GP, LLC, a Delaware limited liability company (“Petro GP”, and with the Company, the “Company Sellers”), James A. Cardwell, Jr. (“Cardwell”) and Petro, Inc., a Delaware corporation (“Petro” and with Cardwell and the Company Sellers, the “Sellers”).

WHEREAS, Sellers own all of the limited and general partnership interests of the Operating Company (the “Operating Company Interests”); and

WHEREAS, Sellers desire to sell, and Purchaser desires to purchase, all of the Operating Company Interests upon the terms and subject to the conditions set forth herein; and

WHEREAS, contemporaneously with the execution of this Agreement the Company and the Company Partners are entering into a Purchase Agreement (the “HPT Purchase Agreement”) with Hospitality Properties Trust, a Maryland real estate investment trust (“HPT”), pursuant to which the Company Partners will sell, and HPT will purchase, all the limited and general partnership interests of the Company (the “Company Interests” and with the Operating Company Interests, the “Interests”) on the Closing Date upon terms and subject to the conditions set forth in the HPT Purchase Agreement; and

WHEREAS, the Company Partners also desire that the transactions contemplated by this Agreement be consummated and have agreed to enter into this Agreement to induce Purchaser to enter into this Agreement;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements of the parties hereto contained herein, and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, and subject to the satisfaction or waiver of the conditions hereof, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01         Certain Definitions.

Certain terms used in this Agreement and the Schedules hereto are defined as follows:

“2014 Indenture” shall mean that certain Indenture, dated as of February 9, 2004, by and among the Company, Petro Financial and The Bank of New York, as Trustee, as amended.

“2014 Notes” shall mean the Senior Third Secured Notes due 2014 issued pursuant to the 2014 Indenture.

“Affiliate” of a Person shall mean another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.

“Business Day” shall mean any day, other than Saturday, Sunday or a day on which banking institutions in the City of New York are generally closed.

“Cardwell Group” shall mean J. A. Cardwell, Sr. and James A. Cardwell, Jr.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Closing Costs” shall mean any and all costs and expenses of the Company and the Company Subsidiaries incurred prior to the Closing in connection with, or as a result of or related to, the sale of the Interests and the negotiation, preparation, execution and closing of the transactions contemplated hereby, including, but not limited to, the fees and expenses of all professional advisors (including those described in Section 3.21), investment bankers, brokers, accountants, attorneys, consultants, engineers and representatives of the Company and the Company Subsidiaries and any costs of terminating employment agreements (other than the Transaction Bonuses), provided, however, any HPT Reimbursable Costs or Reimbursable Costs shall not be deemed to be, or included in the calculation of, Company Closing Costs.

“Company Material Adverse Effect” shall mean any event, change, development or occurrence that (a) has resulted, or would reasonably be expected to result, in a material adverse effect on the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole or (b) would prevent or materially delay the consummation of the transactions contemplated by this Agreement, other than any change or effect resulting from (i) changes in general economic conditions, (ii) general changes or developments in the industries in which the Company and the Company Subsidiaries operate, including changes in refined product margin, (iii) the announcement of this Agreement and the transactions contemplated hereby, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors or employees of the Company and the Company Subsidiaries or the performance of this Agreement and the transactions contemplated hereby, (iv) changes in any Tax Laws or applicable accounting regulations or principles, (v) any attack on, or by, outbreak or escalation of hostilities or acts of terrorism involving, the United States, any declaration of war by the United States or any other national or international calamity, (vi) the failure by the Company or the Company Subsidiaries to take any action prohibited by this Agreement, (vii) in and of itself, any change in the Company’s or the Operating Company’s credit ratings, (viii) any eminent domain or condemnation proceeding with respect to the properties owned or leased by the Company or the Company Subsidiaries or (ix) the matter disclosed in Section 3.10(v) of the Company Disclosure Letter, unless, in the case of the foregoing clauses (i) and (ii), such changes referred to therein have a materially disproportionate effect on the Company and the Company Subsidiaries taken as a whole relative to other participants in the industries in which the Company and the Company Subsidiaries operate.

“Company Subsidiary” shall mean the Operating Company and any other Subsidiary, direct or indirect, of the Company, provided, however, for the purposes of Articles III and IV, the term “Company Subsidiary” shall not include either Special Purpose Subsidiary.

“Credit Facility” shall mean that certain Credit Agreement, dated as of February 9, 2004, as amended, by and among the Operating Company and the guarantors and financial institutions party thereto.

“Credit Facility Agent” shall mean Wells Fargo Bank, N.A. in its capacity as administrative agent pursuant to the Credit Facility.

“Credit Facility Lenders” shall mean those certain lenders under the Credit Facility.

“Debt Restructuring Costs” shall mean any (i) “make-whole” or similar premium (including consent fee and negative carry costs), change of control fees or premiums, breakage costs or penalty payable pursuant to the terms of the Credit Facility, the 2014 Indenture or the Operating Company Indenture, as applicable, or otherwise agreed to between the parties, in connection with or as a result of, the prepayment of the Credit Facility, discharge of the 2014 Notes or defeasance of the Operating Company Notes or otherwise extinguishing any such Indebtedness as of the Closing, whether or not then due (but excluding any principal and accrued and unpaid interest thereon) and (ii) out-of-pocket costs and expenses of the Company and the Company Subsidiaries, incurred on or prior to the Closing Date in connection with, or as a result of or related to, prepayment of the Credit Facility, discharge of the 2014 Notes or defeasance of the Operating Company Notes, including, but not limited to, the fees and expenses of all soliciting agents, dealer-manager arrangements and legal advisors.

“Environmental Law” shall mean any and all applicable Laws relating to protection of natural resources, the environment or human health (as relating to exposure to Hazardous Materials) including, without limitation, laws relating to releases of Hazardous Materials and the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials.

“Environmental Permit” shall mean any Permit required under any Environmental Law for the operation of business of the Company or any Company Subsidiary as currently conducted.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean each trade or business (whether or not incorporated) which together with the Company or a Company Subsidiary would be deemed to be a ‘single employer’ within the meaning of Section 4001(b)(1) of ERISA or subsections (b), (c), (m) or (o) of Section 414 of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Financing” shall mean any borrowing by Purchaser from an institutional lender(s) for the purpose of consummating the transactions contemplated by this Agreement.

“GAAP” shall mean United States generally accepted accounting principles consistently applied.

“Governmental Entity” shall mean any federal, state, local or foreign government or political subdivision thereof, or any court, administrative agency or commission, or other governmental authority or instrumentality or any subdivision thereof.

“Hazardous Materials” shall mean any substance, material, waste, pollutant, or contaminant that is regulated as toxic or hazardous or other term of similar regulatory import or that is subject to remedial, investigatory or reporting obligations under any Environmental Law including without limitation petroleum and petroleum products (including without limitation oil, gasoline and diesel fuel), friable asbestos and polychlorinated biphenyls.

“HPT Reimbursable Costs” shall mean (i) any and all out-of-pocket costs and expenses incurred by the Company or a Company Subsidiary in connection with compliance with Sections 6.13, 6.14(c) and, to the extent related to the Transferred Properties, 6.17 including without limitation, attorneys’ fees, any title searches, title insurance commitments or title insurance policies, including endorsements, local counsel fees, Transfer Taxes, survey expenses and any title company charges or expenses (but excluding any premium, costs, charges or expenses of any title company not engaged, or title searches not ordered, by Purchaser or HPT or their counsel in the absence of a default by Purchaser under Section 6.13), (ii) any and all out-of-pocket costs and expenses incurred by the Company or a Company Subsidiary in connection with its compliance with Sections 6.11 and 6.13 of the HPT Agreement, and (iii) any and all other out-of-pocket costs and expenses incurred by the Company or a Company Subsidiary at the request of HPT pursuant to the HPT Purchase Agreement and which HPT has agreed in writing are to be HPT Reimbursable Costs, in each case incurred or paid by the Company or any Company Subsidiary at or prior to the Closing.

“Income Taxes” shall mean all federal, state, local, or foreign Taxes based upon, measured by, or calculated with respect to (i) gross or net income or gross or net receipts or profits (including, but not limited to, any capital gains or minimum taxes, but not including sales, use, goods and services, fuel, real or personal property transfer or other similar Taxes); (ii) multiple bases (including, but not limited to, corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based upon, measured, or calculated with respect to, is described in clause (i); or (iii) any federal, state, local or foreign withholding Taxes imposed with respect to any Taxes referred to in clause (i) or (ii) or on the distribution of cash or property from a partnership to its partners.

“Indebtedness” shall mean, with respect to the Company and the Company Subsidiaries, without duplication and exclusive of Intercompany Indebtedness, all indebtedness for borrowed money, including purchase money financing and capitalized and synthetic lease obligations (it being understood that any obligations existing on or prior to the Balance Sheet Date will not be recharacterized as capitalized or synthetic lease obligations if not otherwise characterized as such in the Company Balance Sheet), including the aggregate principal amount thereof, and any accrued and unpaid interest thereon and any accrued and unpaid prepayment premiums, penalties, breakage costs or other similar obligations in respect thereof; provided, however, that Indebtedness shall not include any Debt Restructuring Costs, trade payables or the $100,000 Demand Promissory Note issued by the Company to the REIT Subsidiary and any accrued interest thereon (the “REIT Note”).  For the sake of clarity, it is acknowledged that “Indebtedness” does not include undrawn amounts under letters of credit outstanding under the Credit Facility.

“Intercompany Indebtedness” shall mean, with respect to the Company and the Company Subsidiaries, all outstanding indebtedness owed by the Company or any Company Subsidiary to the Company or any wholly owned Company Subsidiary.

“IRS” shall mean the United States Internal Revenue Service, or any successor thereto.

“Judgment” shall mean any and all judgments, orders, writs, directives, rulings, decisions, injunctions (temporary, preliminary or permanent), decrees or awards of any Governmental Entity.

“knowledge” in the phrase “to its knowledge” or a similar phrase, when used to qualify a representation of a party, shall be deemed to be the actual knowledge, after reasonable investigation of the officer or employee with primary responsibility for the applicable subject matter, of (i) the individuals listed on Schedule 1.01(a), if the Company or Operating Company is making such representation, (ii) the individuals listed on Schedule 1.01(b), if Purchaser is making such representation, and (iii) the officer or employee of such Seller with primary responsibility for the applicable subject matter, if a Seller (other than the Company) is making such representation.

“LLC Subsidiary” shall mean HPT PSC Properties LLC, a Maryland limited liability company.

“Law” shall mean all laws (whether statutory or otherwise), ordinances, codes, rules and regulations of all Governmental Entities.

“Liabilities” shall mean any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, whether due or to become due.

“Lien” shall mean, with respect to any property or asset, any mortgage, pledge, security interest, lien (statutory or other), charge, encumbrance or other similar restrictions or limitations of any kind or nature whatsoever on or with respect to such property or asset.

“Operating Company Indenture” shall mean the Indenture dated as of February 9, 2004 by and among the Operating Company and Petro Financial Corporation as Issuers and the

Company, Petro Financial and Petro Distributing, Inc. as Guarantors and The Bank of New York, as Trustee as amended by a First Supplemental Indenture dated as of February 9, 2004.

“Operating Company Notes” shall mean the Operating Company’s 9% Senior Secured Notes due 2012 issued in the aggregate original principal amount of $225,000,000 on February 4, 2004 and $25,000,000 on July 25, 2005 pursuant to the Operating Company Indenture.

“Option Cancellation Fee” shall mean the aggregate amount required to be paid to the holders of the Company Options as a result of the cancellation of the Company Options as set forth in the Option Cancellation Fee Schedule.

“Organizational Documents” shall mean with respect to a corporation, its charter and bylaws; with respect to a limited liability company, its certificate or articles of organization or formation and operating agreement; with respect to a partnership, its certificate of limited partnership, if any, and partnership agreement; with respect to a trust, its declaration or indenture of trust; and with respect to any other entity, such similar organizational documents.

“Partnership Tax Returns” shall mean the federal partnership Tax Returns (together with all schedules required to be attached thereto) filed on IRS Form 1065, Form 8308 and Form 8804, or any successor form, together with any state or local Income Tax Returns that are filed on the basis that either the Company or the Operating Company, as applicable, is taxable as a pass-through entity for state or local Income Tax purposes.

“Permits” shall mean all franchises, licenses, authorizations, approvals, permits, consents or other rights granted by any Governmental Entity and all certificates of convenience or necessity, immunities, privileges, licenses, concessions, consents, grants, ordinances and other rights, of every character whatsoever required for the conduct of business and the use of properties by the Company and the Company Subsidiaries as currently conducted or used.

“Permitted Lien” shall mean Liens (i) for Taxes, assessments and other charges of Governmental Entities (a) not yet due and payable, or (b) being contested in good faith (with collection or enforcement stayed by appropriate proceedings) and reserved against on the Company Balance Sheet; (ii) for mechanics, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; (iii) for leases, subleases and licenses listed in Sections 3.12(b), 3.12(b)(ii) or 3.12(c) of the Company Disclosure Letter or which are terminable by the Company or a Company Subsidiary on 90 days notice without premium or penalty; (iv) imposed by applicable Law; (v) for pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, in each case, not constituting Indebtedness; (vi) for pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, not representing Indebtedness and incurred in the ordinary course of business; (vii) for easements covenants, rights of way and other similar restrictions each of record, and zoning and building codes and ordinances, in each case that, individually or in the aggregate, do not detract or impair in any material respect from the value or continued use, in the ordinary course as currently conducted or contemplated, of the applicable property; (viii) the existence of which are specifically disclosed in the notes to the consolidated financial statements of the Company included in the SEC Reports; (ix) referred to or disclosed in any title policy, or any title report, commitment or search (but in the case of a title report, commitment or search, only to the extent no title policy was subsequently issued for the applicable Owned Property or Leased Property), and/or any survey delivered to or obtained by Purchaser or Purchaser’s counsel prior to the date hereof (other than Liens for Indebtedness, Taxes, mechanics liens, unrecorded leases or parties in possession); (x) not securing or representing a monetary obligation that, individually or in the aggregate, do not detract or impair in any material respect from the value or continued use in the ordinary course of business as currently conducted or contemplated by the Company or any Company Subsidiary, of any property subject to such Liens; and (xi) identified on Schedule 1.01(c) provided no such Lien shall be deemed to be a Permitted Lien if it secures a trade payable.

“Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization or other entity or government or any agency or political subdivision thereof.

“Post-Closing Transaction Bonuses” shall mean Transaction Bonuses, in the aggregate amount of $4,811,875.05, which by the terms of the Transaction Bonus Agreements are not payable until after the Closing Date as an inducement to continued employment.

“Pre-Closing Tax Period” shall mean (a) any taxable period that begins on or before the Closing Date and ends on or before the Closing Date, and (b) with respect to any other taxable period that includes the Closing Date, the portion of such taxable period prior to and including the Closing Date.

“Proceeding” shall mean any action, claim, suit, or legal, administrative, arbitration or other alternative dispute resolution proceeding or investigation.

“Purchaser Securities” shall mean any debt, equity, equity-linked or hybrid securities of Purchaser.

“Reimbursable Costs” shall mean (i) any and all out of pocket costs and expenses incurred by the Company or a Company Subsidiary in connection with a Financing, (ii) any and all out of pocket costs and expenses incurred by the Company or a Company Subsidiary in connection with its compliance with Section 6.12 and, to the extent not related to the Transferred Properties, Section 6.17, and (iii) any and all other out of pocket costs and expenses incurred by the Company or a Company Subsidiary at the request of Purchaser and which Purchaser has agreed in writing are to be Reimbursable Costs, in each case incurred or paid by the Company or any Company Subsidiary at or prior to the Closing.

“REIT Subsidiary” shall mean HPT PSC Properties Trust, a Maryland real estate investment trust.

“Requisite Regulatory Approvals” shall mean all permits, approvals, consents and filings required to be obtained or made with or by any Governmental Entity under any Law or Judgment, and all waiting periods required to expire prior to the Closing under applicable Laws.

“SEC” shall mean the Securities and Exchange Commission.

“SEC Reports” shall mean the Operating Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2006 as filed with the SEC and any other reports filed or furnished by the Operating Company to the SEC pursuant to applicable statutes, regulations, policies and rules to the extent furnished or filed by the Operating Company subsequent to March 29, 2007 and prior to the date of this Agreement.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Special Purpose Subsidiary” shall mean either the REIT Subsidiary or the LLC Subsidiary, each of which was formed by the Company at the request of HPT in connection with the transfers contemplated by Sections 6.13 and 6.14(c).

“Subsidiary” shall mean, in respect of any specified Person, any company or other entity of which 50% or more of the outstanding share capital or other equity interest is owned, directly or indirectly, by such specified Person.

“Target Net Working Capital” shall mean Fourteen Million Five Hundred Thousand Dollars ($14,500,000).

“Tax Return” shall mean any report, return, document, declaration or other information or filing required to be supplied to any Governmental Entity (foreign or domestic) with respect to Taxes, including Partnership Tax Returns.

“Taxes” shall mean (a) any and all taxes, charges, fees, levies or other assessments, including income, gross receipts, excise, real or personal property, lease, sales, withholding, social security, occupation, use, service, service use, value added, license, net worth, payroll, franchise, transfer and recording taxes, ad valorem, stamp, capital, environmental, employment, workers compensation, disability, social security, utility, production, unemployment compensation, windfall profits, duties, registration, business organization, alternative or add-on minimum, fees and charges, imposed by any Governmental Entity (whether domestic or foreign including any state, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments, (b) liability for the payment of any amounts of the type described in clause (a) as a result of being or having been a member of an affiliated, consolidated, combined or unitary group, and (c) liability for the payment of any amounts as a result of being party to any Tax sharing agreement or arrangement or as a result of any obligation to indemnify any other Person with respect to the payment of any amounts of the type described in clause (a) or (b).

“Transaction Bonus Agreements” shall mean those transaction bonus agreements entered into or to be entered into between the Operating Company and the employees of the Operating Company identified on Schedule 1.01(d).

“Transaction Bonuses” shall mean transaction bonuses paid or payable by the Operating Company at the Closing or thereafter pursuant to the Transaction Bonus Agreements.

“Transferred Leased Property Adjustment” shall mean, with respect to any Lease listed on Schedule 6.13(b) that is not a Transferred Asset as a result of the failure to have obtained a required consent of a landlord with respect to the transfer of such Lease to the Company prior to the Closing, the amount specified in Schedule 6.13(b) as the Transferred Lease Property Adjustment for such Lease.

ARTICLE II

PURCHASE AND SALE

Section 2.01         Purchase and Sale.

(a)           At the Closing:

(i)            Sellers shall sell, assign and transfer to Purchaser all of the Operating Company Interests and Purchaser shall (A) deliver the Estimated Purchase Price, less an amount equal to the Escrow Amount, to Sellers in the percentages and to the accounts set forth in Annex 2 by wire transfer of immediately available funds, and (B) deliver the amounts deducted from the Estimated Purchase Price in respect of the Escrow Amount to the Escrow Agent by wire transfer of immediately available funds;

(ii)           immediately after the sale, assignment and transfer of the Operating Company Interests contemplated by Section 2.01(a)(i), but prior to the closing under the HPT Purchase Agreement (the “HPT Closing”), Petro GP shall distribute to the Company the amount received by it from the sale of its Operating Company Interests and the Company shall distribute to the Company Partners, in the percentages and to the accounts set forth in Annex 1, the aggregate amount received by it and Petro GP from the sale of their Operating Company Interests;

(iii)          Purchaser and the other parties thereto shall enter into a Transition Services Agreement in the form attached hereto as Exhibit A (the “Transition Services Agreement”);

(iv)          Purchaser shall pay the EPAC Payment Amount to EPAC as contemplated by Section 6.14(d); and

(v)           If requested by the Operating Company at least one (1) Business Day prior to the Closing, Purchaser shall pay the Option Cancellation Fee to the Operating Company and such amount shall be paid by the Operating Company in connection with the Operating Company’s payroll immediately following the Closing to the former holders of options to acquire Company Interests (the “Company Options”) identified, and in the amounts set forth, on a schedule to be delivered by the Operating Company to Purchaser prior to the Closing (the “Option Cancellation Fee Schedule”) and the Operating Company shall comply with all federal, state and local Tax reporting and withholding obligations with respect to such payments to former holders of Company Options.

(b)           Except as otherwise provided herein, each Seller’s obligations under this Agreement are the several, and not joint, obligations of such Seller and no Seller shall have any obligation or liability for the performance or non-performance by the other Sellers of such other Seller’s obligations under this Agreement.

Section 2.02         Purchase Price

(a)           The “Aggregate Purchase Price” shall be an amount equal to:

(i)            Sixty-Seven Million Six Hundred Thousand Dollars ($67,600,000),

(ii)           minus the aggregate amount of Indebtedness of the Company and the Company Subsidiaries outstanding immediately prior to the Closing other than (without duplication) any Indebtedness evidenced by the 2014 Notes, the Credit Facility, the Operating Company Notes, the 2014 Prepayment Loan, the Credit Facility Loan, the Letters of Credit Loan and the Covenant Defeasance Loan, if any,

(iii)          plus (or minus) the amount, if any, by which the Actual Net Working Capital is greater (or less) than the Target Net Working Capital,

(iv)          minus the Option Cancellation Fee, if any, paid by Purchaser pursuant to Section 2.01(a)(v),

(v)           minus the EPAC Additional Purchase Price,

(vi)          minus Company Closing Costs and all Transaction Bonuses (other than Post-Closing Transaction Bonuses) paid by Purchaser at the direction of the Operating Company on the Closing Date, and

(vii)         plus the aggregate amount of Transferred Leased Property Adjustments.

(b)           The “Estimated Purchase Price” shall be the Aggregate Purchase Price calculated using the Estimated Net Working Capital instead of Actual Net Working Capital in Section 2.02(a)(iii).

Section 2.03         Purchase Price Calculation.

(a)           Net Working Capital.  “Net Working Capital” shall mean the current assets less the current liabilities of the Company and the Company Subsidiaries as of the Closing, all as determined on a consolidated basis in accordance with GAAP applied in a manner consistent with the Company Balance Sheet; provided that, in determining Net Working Capital amounts in respect of the following shall be adjusted as set forth below:

(i)            any Indebtedness shall be excluded from current liabilities,

(ii)           all Company Closing Costs, if any, incurred by the Company or a Company Subsidiary but not paid by the Company or a Company Subsidiary on or prior to the Closing Date shall be included as a current liability,

(iii)          the (A) costs and expenses paid by the Company or a Company Subsidiary from the date hereof through and including the Closing Date: (1) on the development of travel centers on Owned Property or Leased Property located at Cordele, GA, Green River, WY, Fairfield, VA and Hermiston, OR, and (2) in connection with the projects listed on Schedule 2.03(a)(iii), shall, in each case, be added to current assets, or (B) to the extent the costs and expenses described in subsection (A) are incurred by the Company or a Company Subsidiary on or prior to the Closing Date but not paid by the Company or a Company Subsidiary on or prior to the Closing Date, such costs and expenses shall be excluded from current liabilities,

(iv)          any Reimbursable Costs to the extent (A) paid by the Company or a Company Subsidiary on or prior to the Closing Date shall be added to current assets or (B) incurred by the Company or a Company Subsidiary on or prior to the Closing Date and not paid on or prior to the Closing Date, shall be excluded from current liabilities,

(v)           HPT Reimbursable Costs and Debt Restructuring Costs to the extent not paid by the Company or a Company Subsidiary on or prior to the Closing Date shall be included in current liabilities whether or not then due,

(vi)          50% (but not in excess of $190,000) of the costs of obtaining “tail” or “runoff” insurance policies pursuant to Section 6.07(c) shall be (A) added to current assets to the extent paid by the Company or a Company Subsidiary on or prior to the Closing Date or (B) excluded from current liabilities to the extent not paid by the Company or a Company Subsidiary on or prior to the Closing Date (it being understood that any cost of obtaining such policies to the extent not paid on or prior to the Closing Date in excess of the amount excluded pursuant to this clause (B) shall be accrued as a current liability),

(vii)         100% of all Transaction Bonuses (other than Post-Closing Transaction Bonuses) not paid on or prior to the Closing Date and $2,438,437.92 of the Post-Closing Transaction Bonuses shall be accrued as a current liability (it being understood that the other $ 2,373,437.91 of the Post-Closing Transaction Bonuses shall be excluded from current liabilities),

(viii)        any deferred tax assets or deferred tax liabilities established to reflect timing differences between book and tax income shall be excluded,

(ix)           the Split Dollar Receivable, but only to the extent otherwise includable in current assets, shall be excluded from current assets,

(x)            to the extent a municipal or mechanics lien identified on Schedule 2.03(a)(x) remains outstanding as of the Closing Date, unless bonded by a Person other than the Company or a Company Subsidiary, the amount set forth in Schedule 2.03(a)(x) as the Current Liability Amount for such mechanics lien on Schedule 2.03(a)(x) shall be included as a current liability, and

(xi)           Taxes resulting from any election pursuant to Section 338 of the Code made by Purchaser shall be excluded.

(b)           Estimated Net Working Capital/Estimated Purchase Price.  At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Purchaser its good faith estimate of Net Working Capital (the “Estimated Net Working Capital”) and its calculation of the Estimated Purchase Price together with the principal financial information and work papers used by the Company in calculating the Estimated Net Working Capital and Estimated Purchase Price.  Absent manifest error, the Company’s calculation of the Estimated Purchase Price shall be binding on Purchaser.

(c)           Actual Balance Sheet and Working Capital Statement.  Within forty-five (45) days following the Closing Date, Purchaser shall deliver to the Sellers Representative a consolidated balance sheet of the Company and the Company Subsidiaries as of the Closing prepared in accordance with GAAP applied on a basis consistent with the Company Balance Sheet (the “Actual Balance Sheet”).  The Actual Balance Sheet shall be accompanied by a statement, certified by the Chief Financial Officer of Purchaser (the “Working Capital Statement”), that sets forth in reasonable detail the Actual Net Working Capital, and Purchaser’s calculation of the Aggregate Purchase Price.  The “Actual Net Working Capital” shall mean the Net Working Capital based on the Actual Balance Sheet.  Purchaser shall give the Sellers Representative reasonable access to the Company’s and the Company Subsidiaries’ books, records, work papers to the extent in its possession or control, (including, to the extent applicable, accountants’ work papers, subject to such confidentiality restrictions as the accountants engaged by the Operating Company shall reasonably request) and employees in connection with the review by the Sellers Representative of the Actual Balance Sheet and the Working Capital Statement.  In the course of preparing the Actual Balance Sheet and the Working Capital Statement, Purchaser may consult with the Sellers Representative in order to resolve any issues that otherwise might become the subject of a dispute under Section 2.03(d).  For purposes of determining the Actual Net Working Capital, neither Purchaser nor the Accounting Firm will recharacterize any obligations existing on or prior to the Balance Sheet Date as capitalized or synthetic lease obligations if not characterized as such in the Company Balance Sheet.

(d)           Dispute Resolution.  The Sellers Representative may dispute the calculation of the Actual Net Working Capital or the calculation of the Aggregate Purchase Price set forth in the Working Capital Statement by delivering a written notice (a “Notice of Disagreement”) to Purchaser within forty-five (45) days following the delivery of the Working Capital Statement to the Sellers Representative.  Any Notice of Disagreement delivered pursuant to this Section 2.03(d) shall specify in reasonable detail the nature and dollar amount of any disagreement so asserted.  If the Sellers Representative fails to deliver a timely Notice of Disagreement, Purchaser’s calculation of the Aggregate Purchase Price as reflected in the Working Capital Statement shall be deemed to be the final Aggregate Purchase Price.  During the thirty (30) days following the delivery of a Notice of Disagreement, Purchaser and the Sellers Representative shall seek in good faith to resolve in writing any differences which they may have with respect to the matters specified in the Notice of Disagreement and agree upon the final Aggregate Purchase Price.  If at the end of such 30-day period, the parties are unable to resolve such dispute, the parties shall submit the dispute to Deloitte & Touche LLP (“D&T”) or, if D&T is unavailable, another mutually satisfactory (to Purchaser and the Sellers Representative) independent accounting firm (and if the parties are unable to mutually agree on the selection of another accounting firm, Grant Thornton LLP) (the “Accounting Firm”) for its review and resolution of all matters (but only such matters) which remain in dispute and which were properly included in the Notice of Disagreement, and the Accounting Firm shall make final determinations of the Actual Net Working Capital and the Aggregate Purchase Price in accordance with the guidelines and procedures set forth in this Agreement.  The parties will cooperate with the Accounting Firm during the term of its engagement.  In resolving any matters in dispute with respect to any assets or liabilities as to which both the Sellers Representative and Purchaser has assigned values, the Accounting Firm may not assign a value to any item in dispute greater than the greatest value for such item assigned by the Sellers Representative or by Purchaser, or less than the smallest value for such item assigned by the Sellers Representative or by Purchaser.  The Accounting Firm shall be directed to make its determination within thirty (30) days following the submission of the disputed matters to it.  The determination of the Actual Net Working Capital and the Aggregate Purchase Price by the Accounting Firm shall be final and binding on the parties.  The fees and expenses of the Accounting Firm shall be allocated to Sellers in the same proportion that the aggregate dollar amount of such disputed items so submitted to the Accounting Firm that are unsuccessfully disputed by the Sellers Representative (as finally determined by the Accounting Firm) bears to the total dollar amount of such disputed items so submitted, and the balance shall be paid by Purchaser.  Fees and expenses of the Accounting Firm payable by Sellers or Purchaser shall be first paid from amounts payable to Sellers or Purchaser, as applicable, from amounts required to be paid to them from the Escrow Fund.

(e)           Payment of Adjustment to Estimated Purchase Price.

(i)            Excess Payment.  If the Aggregate Purchase Price is less than the Estimated Purchase Price (an “Excess Payment”), then within five (5) Business Days of the final determination of the Aggregate Purchase Price, Sellers shall pay the Excess Payment to Purchaser.

(ii)           Payment Shortfall.  If the final Aggregate Purchase Price exceeds the Estimated Purchase Price (a “Payment Shortfall”), then within five (5) Business Days of the final determination of the Aggregate Purchase Price, Purchaser shall pay the Payment Shortfall to Sellers.

Section 2.04         Escrow Agreement and Escrow Fund.

At or prior to the Closing, Purchaser, HPT, the Sellers Representative and The Bank of New York (the “Escrow Agent”) shall enter into an Escrow Agreement substantially in the form of Exhibit B or in such other form consistent with the terms of this Agreement or as may be acceptable to the parties thereto (the “Escrow Agreement”).  The Escrow Agreement shall provide for the creation of an escrow fund (the “Escrow Fund”) consisting of (a) Ten Million Dollars ($10,000,000) (the “Escrow Amount”) to be applied, in part, to the satisfaction of Sellers’ liabilities for indemnification pursuant to Article IX and to the Company Partners’ liabilities for indemnification under the HPT Purchase Agreement.

Section 2.05         Tax Withholding.

Except to the extent such withholding is required as a result of a change after the date of this Agreement in any Law (or the judicial or administrative interpretation thereof) relating to withholding, Purchaser will be entitled to deduct and withhold from the Option Cancellation Fee, the EPAC Payment Amount and the Aggregate Purchase Price otherwise payable pursuant to this Agreement to any Person with respect to the transfer of  Operating Company Interests only to the extent permitted under Section 6.19 hereof.  To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to such Person in respect of which such deduction and withholding was made.  Each Seller agrees, severally, to indemnify, reimburse and hold harmless Purchaser, the Company, the Operating Company and their respective Affiliates with respect to any liability for failure to withhold any amount as a result of this Section 2.05 (whether or not Purchaser was entitled to withhold under this Section 2.05), including any Taxes, interest and penalties imposed on or payable by such Persons in respect of any failure to withhold as a result of the application of this Section 2.05.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
AND OPERATING COMPANY

Except as set forth in the corresponding sections or subsections of the disclosure letter (the “Company Disclosure Letter”) delivered by Sellers to Purchaser concurrently with the execution of this Agreement (it being understood that any matter disclosed in any section of the Company Disclosure Letter will be deemed to be disclosed in any other section of the Company Disclosure Letter to the extent that it is readily apparent on the face of such disclosure that such disclosure is applicable to such other section), or as and to the extent set forth in the SEC Reports filed prior to the date of this Agreement, the Company and the Operating Company, jointly and severally, represent and warrant to Purchaser as follows:

Section 3.01         Organization; Business of the Company.

(a)           The Company and each Company Subsidiary is a limited partnership or other entity duly organized, validly existing and (to the extent the concept of good standing is applicable to such entity) in good standing under the laws of the jurisdiction of its incorporation or organization and has full partnership (or other entity) power and authority to conduct its business as it is now being conducted and to own, operate or lease the properties and assets it currently owns, operates or leases.  The Company and each Company Subsidiary is duly qualified or licensed to do business and is in good standing as a foreign entity in each jurisdiction where such qualification or licensing is necessary, except where the failure to so qualify or be so licensed would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect.

(b)           Purchaser has been provided complete and correct copies of the currently effective Organizational Documents of the Company and each Company Subsidiary.

(c)           Except for the ownership of its equity interests in the Operating Company, the REIT Subsidiary, Petro Holdings Financial Corporation (“Petro Financial”) and Petro GP, or as set forth in Section 3.01(c) of the Company Disclosure Letter, the Company conducts no material business and does not own, lease or license any material properties or material assets and has never had any employees.  Except as set forth in Section 3.01(c) of the Company Disclosure Letter, neither Petro Financial nor Petro GP conducts any business or owns, leases or licenses any material properties or material assets and neither has ever had any employees.  Each Special Purpose Subsidiary has been formed solely for the purpose of acquiring Transferred Assets pursuant to Sections 6.13 and 6.14(c), and other than acquiring such Transferred Assets, and in the case of the REIT Subsidiary, the ownership of its equity interest in the LLC Subsidiary, neither Special Purpose Subsidiary has ever conducted any business, owned or leased any properties or assets, had any employees or been a party to or bound by any contract (other than their Organizational Documents).

Section 3.02         Subsidiaries.

Section 3.02 of the Company Disclosure Letter sets forth a list, as of the date hereof, of (a) all Company Subsidiaries, (b) all other entities in which the Company or any Company Subsidiary has an equity interest and (c) the correct legal name, form and jurisdiction of organization and the type and percentage of each Person’s equity interest therein.

Section 3.03         Capitalization.

(a)           The classes of Operating Company Interests are as set forth in Section 3.03(a) of the Company Disclosure Letter and all Operating Company Interests are owned by Sellers as set forth in Section 3.03(a) of the Company Disclosure Letter, and except as set forth in Section 3.03(a) of the Company Disclosure Letter, such Operating Company Interests are free and clear of any Liens (other than Permitted Liens) or any other limitations or restrictions on such Operating Company Interests (including any limitation or restriction on the right to vote, pledge, sell or otherwise dispose of such Operating Company Interests).  Upon consummation of the transactions contemplated by this Agreement, at the Closing Purchaser will acquire all of the

Operating Company Interests, free and clear of all Liens other than Permitted Liens securing the Operating Company Notes and those created by Purchaser.  There are no authorized or outstanding options, warrants, convertible securities, calls, rights, commitments, preemptive rights or agreements or instruments or understandings of any character, to which the Operating Company is a party or by which the Operating Company is bound, obligating the Operating Company to issue, deliver or sell, or cause to be issued, delivered or sold, contingently or otherwise, additional equity interests or any securities or obligations convertible into or exchangeable for additional equity interests or to grant, extend or enter into any such option, warrant, convertible security, call, right, commitment, preemptive right or agreement.

(b)           All of the equity interests of any Company Subsidiary other than the Operating Company are owned as set forth in Section 3.03(b) of the Company Disclosure Letter.  All equity interests of the REIT Subsidiary are owned by the Company and all of the equity interests of the LLC Subsidiary are owned by the REIT Subsidiary.  Except as set forth in Section 3.03(b) of the Company Disclosure Letter, all equity interests in any Company Subsidiary, in either Special Purpose Subsidiary or, to the extent owned by the Company or a Company Subsidiary, in any other entity identified in Section 3.02 of the Company Disclosure Letter are owned free and clear of any Liens (other than Permitted Liens) or any other limitations or restrictions on such equity interests (including any limitation or restriction the right to vote, pledge, sell or otherwise dispose of such equity interests).  There are no authorized or outstanding options, warrants, convertible securities, calls, rights, commitments, preemptive rights or agreements or instruments or understandings of any character, to which any such Company Subsidiary is a party or bound, or to the Company’s knowledge, to which either Special Purpose Subsidiary or any other entity identified in Section 3.02 of the Company Disclosure Letter is a party or bound, obligating such Company Subsidiary, Special Purpose Subsidiary or other entity to issue, deliver or sell, or cause to be issued, delivered or sold, contingently or otherwise, additional equity interests or any securities or obligations convertible into or exchangeable for additional equity interests or to grant, extend or enter into any such option, warrant, convertible security, call, right, commitment, preemptive right or agreement.

(c)           All outstanding Operating Company Interests and all shares of stock or other equity interests of any Company Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable.  Except as set forth in Section 3.03(c) of the Company Disclosure Letter, there are no agreements or instruments or understandings of any character, obligating the Company or any Company Subsidiary to make any loans or capital contributions to or to guaranty or pay or provide credit support for the liabilities of any Person, whether on account of its ownership of equity interests in such Person or otherwise.

Section 3.04         Authorization.

The Operating Company, each Company Partner and each Seller has full power and authority or capacity (including all partnership or other entity power and authority) to execute and deliver into this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by the Operating Company, each Company Partner and each Seller and the consummation by them of the transactions contemplated hereby have been duly and validly authorized by all necessary action by each Company Partner, each Seller and the

Operating Company and no other proceedings on the part of the Operating Company, the Company Partners or Sellers are necessary to authorize this Agreement and the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Company, the Operating Company, each Company Partner and each Seller, and assuming due authorization, execution and delivery by each other party hereto, constitutes a legal, valid and binding obligation of Operating Company, such Company Partner and such Seller, enforceable against the Operating Company, each Company Partner and each Seller in accordance with its terms, except as such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws relating to creditors’ rights generally, (ii) general principles of equity (whether applied in a proceeding at law or in equity) and (iii) any implied covenant of good faith and fair dealing.

Section 3.05         No Violation.

Except as set forth in Section 3.05 of the Company Disclosure Letter, the execution and delivery of this Agreement by the Operating Company, each Seller and each Company Partner do not, and the consummation of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation of or default under, any provision of any Company Subsidiary’s, any Seller’s or any Company Partner’s Organizational Documents; (ii) assuming the consents, approvals, orders and authorizations contemplated by Section 3.06 have been obtained or made, conflict with or result in any violation of or default under, any Law or Judgment applicable to any Company Subsidiary, any Seller or any Company Partner or to which any of their property is subject; or (iii) conflict with, or, with or without notice or the lapse of time, result in a breach, termination (or right of termination) or violation of or default under the terms of any agreement, contract, indenture or other instrument to which any Company Subsidiary, any Seller or any Company Partner is a party or subject or to which any of their property is subject, except with respect to clauses (ii) and (iii), where the conflict, violation, default, breach, termination or right of termination would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.06         Approvals.

Except as set forth in Section 3.06 the Company Disclosure Letter, the execution and delivery of this Agreement by Sellers, the Operating Company, and the Company Partners and the consummation by them of the transactions contemplated by this Agreement do not require any consent, approval, order or authorization of any Person under any Material Contract or any Law or Judgment and, to the Company’s knowledge, no declaration, filing or registration with any Governmental Entity is required by the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement and the consummation of transactions contemplated by this Agreement, except for (a) SEC filings required to be made by the Operating Company pursuant to the Exchange Act or (b) those consents, approvals, orders, authorizations, declarations, filings or registrations the failure of which to be obtained or made individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect; provided further, however, that the Company and the Operating Company make no representations or warranties with respect to any consents, approvals, orders, authorizations, declarations, filings or registrations that may be required with respect to Permits.

Section 3.07         Financial Statements.

(a)           Purchaser has been provided with copies of the following consolidated financial statements of the Company and the Company Subsidiaries (collectively, the “Financial Statements”):  (i) the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2006 and December 31, 2005 and the related statements of income and cash flows for each of the three years in the period ending December 31, 2006 (together with the notes thereto); and (ii) the unaudited consolidated balance sheet (the “Company Balance Sheet”) of the Company and the Company Subsidiaries as of March 31, 2007 (the “Balance Sheet Date”) and the related unaudited statements of income and cash flows for the three (3) month period ending on the Balance Sheet Date.  The Financial Statements (i) present fairly in all material respects the consolidated financial condition and results of operations of the Company and the Company Subsidiaries as of the dates thereof or for the periods covered thereby, except as otherwise noted therein (subject, in the case of the unaudited Financial Statements, to the absence of notes and normal year-end adjustments and to any other adjustments described therein) and (ii) have been prepared in all material respects in accordance with GAAP applied on a consistent basis for the periods involved (except as may be indicated in the notes thereto or as described in Section 3.07 of the Company Disclosure Letter).

(b)           Except as set forth in Section 3.07 of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has any Liabilities, other than Liabilities (i) that have been specifically disclosed or accrued or reserved against in the Company Balance Sheet, (ii) that have been incurred in the ordinary course of business and consistent with past practices since the date of the Company Balance Sheet, (iii) of the type that are not required by GAAP to be included in or in the notes to a consolidated balance sheet of the Company and the Company Subsidiaries prepared in accordance with GAAP, (iv) relating to operating leases incurred in accordance with the terms of such operating leases in the ordinary course of business, (v) Liabilities incurred under this Agreement or in connection with the transactions contemplated by this Agreement, (vi) Liabilities that have been or will be discharged or paid in full prior to the Closing, and (vii) for future performance under any contracts, agreements, commitments, leases, sales contracts and other agreements to which the Company or any Company Subsidiary is a party or bound that were entered into in the ordinary course of business, and which with respect to clauses (ii), (iii), (iv), (vi) and (vii), as have not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and the Company Subsidiaries, taken as a whole.

Section 3.08         Absence of Certain Transactions.

(a)           Except as set forth in Section 3.08 of the Company Disclosure Letter and except for the transactions expressly contemplated hereby, since the Balance Sheet Date, the Company and the Company Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practices.  Since the Balance Sheet Date, there have not been any events, changes, effects or developments which have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           Without limiting the foregoing, except as set forth in Section 3.08 of the Company Disclosure Letter and except for actions following the date of this Agreement undertaken in accordance with this Agreement, since the Balance Sheet Date to the date of this Agreement (i) neither the Company nor any Company Subsidiary has taken any action which would be prohibited by Section 6.01 if taken after the date hereof and (ii) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the Company’s or any Company Subsidiary’s assets (whether or not covered by insurance).

Section 3.09         Taxes.

(a)           Except as disclosed in Section 3.09(a) of the Company Disclosure Letter,

(i)            each of the Company and the Operating Company, is, and since its formation has, qualified as a partnership for federal, state and local income Tax purposes and is not, and has never been, a “publicly traded partnership” for purposes of Section 7704 of the Code or under any comparable provision of state or local Law;

(ii)           no Person has made an election for the Company, the Operating Company or any Special Purpose Subsidiary to be treated as an association taxable as a corporation for federal, state or local income Tax purposes;

(iii)          all material Tax Returns that are required to be filed (taking into account all extensions) on behalf of or with respect to the Company or any Company Subsidiary have been timely filed with the applicable Governmental Entity and all such Tax Returns are correct and complete in all material respects and were prepared in accordance with all applicable Tax Laws;

(iv)          neither the Company nor any Company Subsidiary owns ten percent (10%) or more, by vote or value, of the stock, equity or other securities of any one issuer, except for stock, equity or other securities in entities that are wholly owned (directly or indirectly) by the Company;

(v)           each of the Company and each Company Subsidiary has paid when due all material Taxes due and payable whether or not shown on any Tax Return;

(vi)          the unpaid Taxes of the Company and each Company Subsidiary did not, as of the Balance Sheet Date, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income and without regard to items set forth in the Company Disclosure Letter) set forth on the face of the Company Balance Sheet (disregarding any notes thereto) and will not exceed, as of the Closing Date, such reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income and without regard to items set forth in the Company Disclosure Letter) as adjusted for the passage of time through the Closing Date;

(vii)         neither the Company nor any Company Subsidiary has incurred any Tax Liability since the date of the Company Balance Sheet, other than a Tax liability in the ordinary course of business;

(viii)        neither the Company nor any Company Subsidiary has been notified in writing by any Governmental Entity of its intent to assess any additional Taxes for any period;

(ix)           none of the Tax Returns of the Company or any Company Subsidiary are now under audit or examination by any Governmental Entity;

(x)            no claim which currently remains unresolved has been made in writing by a Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns or pay Tax that the Company or such Company Subsidiary currently is or may be subject to taxation by that jurisdiction and neither the Company nor any Company Subsidiary has a permanent establishment in any foreign country or operates or conducts a business through a branch in any foreign country;

(xi)           there are no material Liens for Taxes upon any asset of the Company, any Company Subsidiary or any Special Purpose Subsidiary other than with respect to Taxes not yet due and payable;

(xii)          there are no outstanding agreements or waivers extending the statutory period of limitations applicable to the Tax Returns of the Company or any Company Subsidiary, and neither the Company nor any Company Subsidiary has requested or received any extension of time within which to file any Tax Return, which Tax Return has not yet been filed;

(xiii)         each of the Company and each Company Subsidiary has, within the time and manner prescribed by Law, withheld, paid over and reported all Taxes required to have been withheld, paid and reported in connection with the amounts paid or owing to any employee, independent contractor, creditor, partner, stockholder, member, foreign Person or other third party;

(xiv)        neither the Company nor any Company Subsidiary is a party to, is bound by or has any obligation under any Tax sharing agreement or similar arrangement;

(xv)         neither the Company nor any Company Subsidiary (i) is, or has been, a member of an affiliated group filing a consolidated federal income Tax Return, or (ii) has any liability for the Taxes of any entity under Treas. Reg. § 1.1502-6 (or any similar provision of Law), or as a transferee or successor, by contract or otherwise;

(xvi)        neither the Company nor any Company Subsidiary has agreed to make any adjustment pursuant to Section 481(a) of the Code (or any predecessor provision) or pursuant to any similar provision of Law, and neither the IRS nor any other taxing authority has proposed any such adjustment or change in accounting method;

(xvii)       neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 or Section 356 of the Code in (A) the five (5) years prior to the date of this Agreement or (B) a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement;

(xviii)      neither the Company nor any Company Subsidiary has ever entered into, or taken any deduction or received any Tax benefit arising with respect to, any “reportable transaction” as defined in Section 6707A(c) of the Code (or any comparable provision of state, local or foreign Tax Law);

(xix)         each current partner of the Company or  the Operating Company is, and each former partner (while such former partner was a partner) of the Company or the Operating Company was, a “United States Person” as defined in Section 7701(a)(30) of the Code at all times while such Person is or was a partner of the Company or the Operating Company, as applicable;

(xx)          Purchaser has been provided complete and correct copies of all federal income Tax Returns and descriptions of all federal, state, local and foreign examination reports and statements of deficiencies assessed against or agreed to by the Company or any Company Subsidiary filed or received in respect of their 2003 through 2005 Taxable years; and

(xxi)         Petro GP is, and since its formation has, and will remain through the Closing Date, qualified as a disregarded entity under Treasury Regulation Section 301.7701-2 and -3 (and any comparable provision of state or local law) and Petro GP’s sole asset, other than cash and cash equivalents, is, and since its formation has been, and will remain a partnership interest in the Operating Company.

(b)           Section 3.09(b) of the Company Disclosure Letter contains a list of all jurisdictions in which the Company or any Company Subsidiary currently files Income Tax, sales and use, real property and fuel excise Tax Returns or pays Taxes (specifying such jurisdiction and the types of such Income Tax Returns or Taxes paid in such jurisdiction).

(c)           For purposes of this Section 3.9, any reference to the Company or any Company Subsidiary shall be deemed to include any entity that merged or was liquidated into such Person.

Section 3.10         Litigation.

Except as set forth in Section 3.10 of the Company Disclosure Letter and except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect; (i) there are no Proceedings pending, or to the Company’s knowledge, threatened against the Company or any Company Subsidiary by or before any arbitrator or Governmental Entity; and (ii) neither the Company nor any Company Subsidiary is a party to, or, to the Company’s knowledge, bound by any Judgments.

Section 3.11         Environmental Matters.

(a)           Except as set forth in Section 3.11(a) of the Company Disclosure Letter or as would not have, or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)            the Company and each Company Subsidiary have been, and are, in compliance with all applicable Environmental Laws, including requirements of Environmental Permits,

(ii)           the Company and each Company Subsidiary have all Environmental Permits and all such Environmental Permits are in full force and effect and there is no proceeding or investigation pending, or to the Company’s knowledge, threatened which would reasonably be expected to lead to the revocation, amendment, failure to renew, or suspension of any such Environmental Permit.  The Company and each Company Subsidiary has filed when due all documents required to be filed with any Governmental Entity in connection with such Environmental Permits and at the time of filing thereof all such filings were accurate and complete,

(iii)          there are no outstanding or, to the Company’s knowledge, threatened claims against the Company or any Company Subsidiary (i) for damages or penalties relating to the presence, generation, transportation, treatment, storage or disposal of Hazardous Materials in, under or from any Owned Property, any Leased Property, or any property formerly owned, leased or operated by the Company or any Company Subsidiary, or (ii) otherwise arising under Environmental Law; and neither the Company nor any Company Subsidiary has received any written request for information from any Governmental Entity regarding the disposal or release of Hazardous Materials, except for such requests which have been resolved, and

(iv)          to the Company’s knowledge, neither the Company, any Company Subsidiary, nor any other Person has disposed of, spilled, or otherwise released any Hazardous Materials at any Owned Property, any Leased Property or any property formerly owned, leased or operated by the Company or any Company Subsidiary, other than in compliance with Environmental Laws and none of the Company and the Company Subsidiaries has released Hazardous Materials at any other location which would reasonably be expected to result in liability under Environmental Law.

(b)           Except as set forth in Section 3.11(b) of the Company Disclosure Letter, to the Company’s knowledge, all Hazardous Materials generated by the Company or any Company Subsidiary have been stored, transported, treated and disposed of by transporters and/or treatment, storage and disposal facilities authorized under applicable Environmental Laws or maintaining valid Environmental Permits, and neither the Company nor any Company Subsidiary has disposed of, transported, or arranged for the disposal or transportation of any Hazardous Materials at or to any location at which there is or has been a release of Hazardous Materials which would reasonably be expected to result in liability to the Company or any

Company Subsidiary under Environmental Law that would, individually or in the aggregate have, or reasonably be expected to have, a Company Material Adverse Effect.

(c)           None of the Owned Property or Leased Property is listed or, to the Company’s knowledge, proposed for listing on the National Priorities List promulgated under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or on any analogous list maintained by any Governmental Entity.

(d)           Purchaser has been provided correct and complete copies of all reports, studies, and analyses that are material and in the possession, custody or control of the Company or any Company Subsidiary and relate to compliance by the Company or any Company Subsidiary with Environmental Law or the presence of Hazardous Materials on any Owned Property or Leased Property.

(e)           Other than contracts for services related to environmental compliance and environmental terms of commercial contracts entered into in the ordinary course of business, neither the Company nor any Company Subsidiary has retained or assumed by contract any liability or responsibility for any environmental claims or conditions.

Section 3.12         Title to Property.

(a)           Section 3.12(a) of the Company Disclosure Letter identifies (by fee owner as of the date hereof (but with respect to the Owned Property being transferred pursuant to Section 6.13, immediately prior to the transfers contemplated under Section 6.13) and street address or freeway interchange), all real estate owned by the Company or any Company Subsidiary (“Owned Property”).  Except as set forth in Section 3.12(a) of the Company Disclosure Letter, as of the date of this Agreement (but with respect to the Owned Property being transferred pursuant to Section 6.13, immediately prior to the transfers contemplated under Section 6.13) the Company or a Company Subsidiary has good and valid, insurable fee title to all of the Owned Property subject only to Permitted Liens.  Except as set forth in Section 3.12(a) of the Company Disclosure Letter, there are no outstanding options or rights of first refusal or first offer to purchase any of the Owned Property or any interest therein.

(b)           Section 3.12(b) of the Company Disclosure Letter identifies (by leasehold owner as of the date hereof (but with respect to the Leased Property being transferred pursuant to Section 6.13, immediately prior to the transfers contemplated by Section 6.13), lease and street address or freeway interchange) all material real estate leased as tenant by the Company or any Company Subsidiary (the “Leased Property”).  Except as set forth in Section 3.12(b) of the Company Disclosure Letter, as of the date of this Agreement (but with respect to the Leased Property being transferred pursuant to Section 6.13, immediately prior to the transfers contemplated by Section 6.13) the Company or a Company Subsidiary has good and valid, leasehold title to all the Leased Property, subject only to Permitted Liens.  Except as set forth in Section 3.12(b) of the Company Disclosure Letter, there are no outstanding options or rights of first refusal or first offer to acquire any interest in any of the Leased Property from the Company or a Company Subsidiary.  Section 3.12(b)(ii) of the Company Disclosure Letter identifies all material real estate leases under which the Company or any Company Subsidiary is a landlord.

(c)           Except as set forth in Section 3.12(c) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary, nor to the knowledge of Sellers any third party, is in default under any material term of any lease under which the Company or any Company Subsidiary leases any of the Leased Property (each a “Lease”) or any material term of any other lease, agreement, declaration, restriction, or covenant relating to the Leased Property or Owned Property (each a “Real Property Agreement”), nor, to the Company’s knowledge do any state of facts exist which with the passage of time would constitute a default of the Company or any Company Subsidiary, or of any third party, under any material term of any Lease or Real Property Agreement; provided, however, neither the Company nor the Operating Company make any representation as to whether or not the failure to obtain consent from a landlord under any Lease for the transactions contemplated under Section 6.13 will constitute a default under any Lease.

(d)           Complete and correct copies of all title policies of the Company in the possession of the Company and the Company Subsidiaries as of the date hereof relating to the Owned Property and the Leased Property have been provided to Purchaser or Purchaser’s counsel.

(e)           To the Company’s knowledge, complete and correct copies of all Leases and all Real Property Agreements have been delivered to Purchaser or Purchaser’s counsel prior to the date hereof (excluding any documents recorded in the land records of the jurisdictions in which the applicable Owned Property or Leased Property is located).

(f)            Section 3.12(f) of the Company Disclosure Letter lists (by address and name of franchisee) all real estate operated by a franchisee of the Company or a Company Subsidiary.

(g)           Copies of surveys of all the Owned Property and the Leased Property in the possession of the Company or a Company Subsidiary as of the date have been provided to Purchaser or Purchaser’s counsel.  Except as shown on such surveys and as would not, individually or in the aggregate, detract or impair in any material respect from the value or the continued use in the ordinary course of business as currently conducted or contemplated of the Owned Property or the Leased Property, to the Company’s knowledge, no material portion of such buildings or structures on the Owned Property or Leased Property substantially encroaches upon real property of another Person and, to the Company’s knowledge, no structure of any other Person substantially encroaches upon any of the Owned Property or Leased Property.

(h)           Except as set forth in Section 3.12(h) of the Company Disclosure Letter, and as would not, individually or in the aggregate, detract or impair in any material respect from the value or the continued use in the ordinary course of business as currently conducted or contemplated of the Owned Property or the Leased Property, to the Company’s knowledge, the buildings and structures located on each Owned Property and Leased Property currently have valid legal access to (i) public roads or valid easements over private streets or private property for such ingress to and egress from all such buildings and structures, and (ii) water supply, storm and sanitary sewer facilities, telephone, gas and electric connections, fire protection, drainage and other utilities, in each case as is necessary for the operation of such Owned Property or Leased Property as heretofore conducted.

(i)            Section 3.12(i) of the Company Disclosure Letter is a complete list of all non-disturbance agreements with any ground or underlying lessee or mortgagee in the possession of the Company or a Company Subsidiary relating to the Leased Properties to which the Company or any Company Subsidiary is a party as of the date of this Agreement.

Section 3.13         Personal Property.

(a)           The Company or a Company Subsidiary has adequate title to or leasehold interest in all machinery, equipment and other personal property used in the business of the Company or the Company Subsidiaries as currently conducted free and clear of all Liens other than Permitted Liens, except where the failure to have such title or leasehold interest has not been, and would not, individually or in the aggregate, reasonably be expected to be, materially adverse to the Company and the Company Subsidiaries, taken as a whole.

(b)           All buildings, machinery, equipment and other tangible assets that are material to the business and are currently owned or being used by the Company or any Company Subsidiary are in good operating condition, maintenance and repair, ordinary wear and tear excepted, are usable in the ordinary course of business and are reasonably adequate and suitable for the uses to which they are being put, except as has not been, and would not, individually or in the aggregate, reasonably be expected to be, materially adverse to the Company and the Company Subsidiaries, taken as a whole.

Section 3.14         Contracts.

(a)           Section 3.14(a) of the Company Disclosure Letter is a complete list of all written contracts, agreements, commitments, leases, sales contracts and other agreements to which the Company or any Company Subsidiary is a party as of the date of this Agreement (collectively, “Material Contracts”):

(i)            which provide for the receipt or expenditure by the Company or any Company Subsidiary after the date of this Agreement, of more than $1,000,000 (or its equivalent in non-cash consideration) per year (other than contracts, agreements, commitments, leases, sales contracts and other agreements (i) providing for acquisition or disposition of supplies or other inventory in the ordinary course of business or (ii) that may be canceled without any penalty or other liability to the Company or any Company Subsidiary upon notice of 90 days or less (contracts described in clause (ii), regardless of the amount of receipts or expenditures thereunder, “Excluded Contracts”));

(ii)           which are for the acquisition or disposition of any interest in real estate (other than those under which neither the Company nor any Company Subsidiary has any continuing obligations or rights);

(iii)          which provide for the acquisition, issuance or transfer of any securities of the Company or any Company Subsidiary (other than as contemplated by this Agreement);

(iv)          which create or represent Indebtedness or Liens (other than Permitted Liens (other than clause (ii) of the definition of Permitted Liens) on assets of the Company or any Company Subsidiary as security for Indebtedness);

(v)           under which the Company or any Company Subsidiary is currently a franchisee or franchisor;

(vi)          which establish or govern the terms of any partnership or joint venture agreement;

(vii)         which expressly limits the freedom of the Company or any Company Subsidiary to compete in any line of business with any Person or in any geographical area;

(viii)        which is a material broker, distributor, dealer, manufacturer’s representative, agency, sales promotion, market research, marketing, consulting and advertising agreement (other than Excluded Contracts);

(ix)           which provide for the provision of gaming, gambling or arcade facilities or arcade services;

(x)            which are material agreements with a credit card or debit card company;

(xi)           which are employment agreements with any director or officer of the Company or a Company Subsidiary or with any other employee of the Company or a Company Subsidiary; and

(xii)          which are collective bargaining agreements, contracts or other agreements or understandings with a labor union or labor organization.

(b)           Complete and correct copies of all Material Contracts as of the date hereof have been provided to Purchaser or its counsel.  Each of the Material Contracts is a valid and binding obligation of the Company or the Company Subsidiary party thereto, and to the Company’s knowledge, the other parties thereto.

(c)           Except as set forth in Section 3.14(c) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is, nor to the knowledge of Sellers is any other party, in default under any material term of any Material Contract.

(d)           Except as set forth in Section 3.14(d) of the Company Disclosure Letter, all Indebtedness of the Company and the Company Subsidiaries is prepayable without premium or penalty.

Section 3.15         Employee and Labor Matters and Plans.

(a)           Section 3.15(a) of the Company Disclosure Letter lists each of the following plans, policies, arrangements and contracts which are sponsored, maintained or contributed to by the Company or any Company Subsidiary, or, in the case of any “employee pension plan” (as defined in Section 3(2) of ERISA), an ERISA Affiliate, or for the benefit of any current or former employee, director or officer: (i) any “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, whether or not subject to the provisions of ERISA; and (ii) any other employment, consulting, collective bargaining, stock option, stock bonus, stock purchase, phantom stock, incentive, bonus, deferred compensation, retirement, severance, change-in-control, fringe, insurance, disability, post-employment (including compensation, pension, health, medical or life insurance or other benefits), vacation, medical or dental contract, policy or arrangement which is not an employee benefit plan as defined in Section 3(3) of ERISA (each such plan, contract, policy and arrangement being herein referred to as an “Employee Plan”).

(b)           Complete and correct copies (including amendments) of each contract, plan document and summary plan description (including any related trust agreement or insurance company contract) relating to each Employee Plan or, if there are no such written materials, a summary description of the Employee Plan, plus a copy of the most recent determination letter, if applicable, and a copy of the most recent Form 5500 and financial statements of such Employee Plan (if any) have been provided to Purchaser or its representatives.  Except as set forth in Section 3.15(b) of the Company Disclosure Letter, there have been no amendments to, written interpretations of or announcements by the Company or any Company Subsidiary published to employees relating to, or any changes in employee participation or coverage under, any Employee Plan that would increase materially the expense of maintaining such Employee Plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof, for which financial statements have been provided.

(c)           Each Employee Plan has been maintained in compliance in all respects with its terms and the requirements prescribed by any and all applicable statutes, orders, rules and regulations, including, but not limited to, ERISA and the Code except where the failure to be in compliance therewith would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect.  Except as set forth in Section 3.15(c) of the Company Disclosure Letter, with respect to each Employee Plan, (1) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending, or to the Company’s knowledge, threatened, and (2) to the Company’s knowledge, there are no facts or circumstances that would reasonably be expected to form the basis of any such actions, suits or claims, and (3) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other Governmental Entities are in progress or pending, or to the Company’s knowledge, threatened.  With respect to each Employee Plan which is an “employee benefit plan” within the meaning of Section 3(3) of ERISA or which is a “plan” within the meaning of Section 4975(e) of the Code, there has occurred no transaction which is prohibited by Section 406 of ERISA or which constitutes a “prohibited transaction” under Section 4975(c) of the Code and with respect to which a prohibited transaction exemption has not been granted and is not currently in effect, except where such “prohibited transaction” would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect.

(d)           Section 3.15(d) of the Company Disclosure Letter identifies each funded Employee Plan which is an employee pension plan within the meaning of Section 3(2) of ERISA (including a multi-employer plan within the meaning of Section 3(37) of ERISA).  With respect to each such Employee Plan, (i) the Employee Plan is a qualified plan under Section 401(a) or 403(a) of the Code, and its related trust is exempt from federal income taxation under Section 501(a) of the Code; (ii) a favorable IRS determination letter has been received and, since the date of such IRS submission, the Employee Plan has not been amended or operated in a manner which would be reasonably be expected to have a Company Material Adverse Effect, nor would there result any material cost or liability to remedy any such defect; (iii) there has been no termination or partial termination within the meaning of Section 411(d)(3) of the Code; (iv) no Employee Plan is covered by Section 412 of the Code; and (v) no such Employee Plan is covered by Title IV of ERISA.  Neither the Company nor any ERISA Affiliate has sponsored any pension plan subject to Title IV of ERISA.  No event has occurred and no condition exists, with respect to any Employee Plan that would reasonably be expected to subject the Company to any Tax, fine, Lien (other than Permitted Liens), penalty or other Liability imposed by ERISA, the Code or any other applicable Laws, which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(e)           Except as set forth in Section 3.15(e) of the Company Disclosure Letter and other than pursuant to the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or any equivalent state statute, neither the Company nor any ERISA Affiliate maintains any Employee Plan that provides benefits described in Section 3(1) of ERISA to any former employees or retirees of the Company or any of its ERISA Affiliates.

(f)            Except as set forth in Section 3.15(f) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary maintains any “nonqualified deferred compensation plan” subject to Section 409A of the Code.

(g)           Except as set forth in Section 3.15(g) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not entitle any employee, officer, director or consultant to receive severance or other compensation or benefits from the Company or any Company Subsidiary which would not otherwise be payable absent the consummation of the transactions contemplated by this Agreement or cause the acceleration of the time of payment or vesting of any award or entitlement under any Employee Plan, whether or not such occurrence would constitute a parachute payment within the meaning of Code Section 280G, and whether or not another subsequent action or event (or lack thereof) in addition to the transactions contemplated hereby would be required to trigger such occurrence.

(h)           To the Company’s knowledge, since December 31, 2005, there have been no governmental audits of the equal employment opportunity practices of the Company or any Company Subsidiary.  Except as set forth in Section 3.15(h) of the Company Disclosure Letter, there are no actions, suits, claims, labor disputes or grievances pending or, to the Company’s knowledge, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Company or Company Subsidiary employee, including, without limitation, charges of unfair labor practices or discrimination complaints that would reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and the Company Subsidiaries, taken as a whole.  There are no strikes, disputes, slowdowns or stoppages pending or, to the Company’s knowledge, threatened against or involving the Company or a Company Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i)            Except as set forth in Section 3.15(i) of the Company Disclosure Letter (i) neither the Company nor any Company Subsidiary is a party to or bound by, any collective bargaining agreement with a labor union or labor organization; (ii) there is no labor practice or labor arbitration proceeding pending, or to the Company’s knowledge, threatened against the Company or any Company Subsidiary; and (iii) to the Company’s knowledge there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made.

(j)            Purchaser or its representatives have been provided, with respect to each current employee of the Company and each Company Subsidiary (including any employee of the Company or a Company Subsidiary who is on a leave of absence or on layoff status):

(i)            the name of such employee and the date as of which such employee was originally hired by the Company or a Company Subsidiary;

(ii)           such employee’s title, department and primary work location;

(iii)          the aggregate dollar amount of the compensation (including wages, salary, commissions, director’s fees, fringe benefits (if the aggregate value of such fringe benefits exceeds $10,000), bonuses, profit-sharing payments and other payments or benefits of any type) earned or received by such employee from the Company or the Company Subsidiary with respect to services performed in 2006;

(iv)          such employee’s annualized base salary and target bonus as of the date of this Agreement;

(v)           each Employee Plan that provides for severance, termination, retention, change in control or tax gross up compensation or benefit in which such employee participates or is eligible to participate; and

(vi)          any Permit required in connection with such employee’s employment with the Company or a Company Subsidiary.

(k)           Section 3.15(k) of the Company Disclosure Letter identifies each former employee, consultant and director of the Company or a Company Subsidiary who is receiving or is scheduled to receive (or whose spouse or other dependent is receiving or is scheduled to receive) any payments or benefits (whether from the Company or any Company Subsidiary) pursuant to a Employee Plan and describes such payments and benefits.

(l)            Except as set forth in Section 3.15(l) of the Company Disclosure Letter, the employment of each employee of the Company or a Company Subsidiary is terminable at will and the service of each independent contractor is terminable on not more than 30 days notice and without further obligation or liability to the Company or any Company Subsidiary.  To the extent material to the Company or the Operating Company, complete and correct copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of the current employees of the Company and the Company Subsidiaries have been provided to Purchaser or its representatives.

Section 3.16         Insurance Policies.

Section 3.16 of the Company Disclosure Letter contains a summary description of all material insurance policies of the Company and the Company Subsidiaries (the “Insurance Policies”) and each such policy is in full force and effect.  The Insurance Policies are customary and adequate in all material respects for companies of similar size in the industry and locales in which the Company and the Company Subsidiaries operate.  All premiums with respect to the Insurance Policies which are due and payable prior to the Closing have been paid, or will be paid prior to the Closing, and no written notice of cancellation or termination has been received by the Company with respect to any such policy.  Except as set forth in Section 3.16 of the Company Disclosure Letter, to the Company’s knowledge, there are no pending claims against the Insurance Policies by the Company or any Company Subsidiary (a) as to which the insurers have denied coverage or otherwise reserved rights in writing or (b) which are, individually or in the aggregate, reasonably likely to exceed the maximum amount of coverage provided by such insurance.

Section 3.17         Intellectual Property.

(a)           Section 3.17(a) of the Company Disclosure Letter contains a list of all U.S. and foreign patents, registrations and applications for Intellectual Property owned by the Company or a Company Subsidiary.  No office actions have been issued by the U.S. Patent and Trademark Office with respect to any Registered Intellectual Property which are pending as of the date hereof.

(b)           Section 3.17(b) of the Company Disclosure Letter contains a list of all material trademarks and service marks (whether registered or unregistered) used by the Company or a Company Subsidiary in its business (collectively, the “Petro Stopping Marks”).  Except as set forth in Section 3.17(b) of the Company Disclosure Letter, to the knowledge of the Company, the Petro Stopping Marks are owned exclusively by the Company or a Company Subsidiary.  To the Company’s knowledge, the Petro Stopping Marks are valid and enforceable.

(c)           (i) the Company and the Company Subsidiaries own or have a valid license to use all Intellectual Property necessary for the conduct of their businesses as currently conducted; (ii) neither the Company nor any Company Subsidiary has received written notice of infringement or challenge to the right to use any material Intellectual Property; (iii) to the Company’s knowledge, neither the Company nor any Company Subsidiary is infringing or violating the Intellectual Property of any other Person and their material Intellectual Property is not being infringed or violated by any other Person; and (iv) the Company and the Company Subsidiaries take reasonable steps to protect and maintain their material Intellectual Property.

(d)           For the purposes of this Section 3.17, “Intellectual Property” shall mean all United States, state and foreign intellectual property, including patents, inventions, discoveries, technology, and know-how, copyrights and copyrightable works (including software and software code in any form, including source code and executable or object code), trademarks, service marks, trade names, brand names, corporate names, domain names, URLs, web sites, logos, trade dress and other source indicators, trade secrets and other confidential information.

Section 3.18         Permits.

Except as set forth in Section 3.18 of the Company Disclosure Letter, the Company and the Company Subsidiaries have all Permits (other than Environmental Permits which are addressed in Section 3.11) necessary for the Company and each Company Subsidiary to carry on their respective businesses as currently conducted except for those Permits that the failure to have would not, individually or in the aggregate, have or be reasonably expected to have, a Company Material Adverse Effect.  Except as set forth in Section 3.18 of the Company Disclosure Letter, all of the Permits are in full force and effect except where such failure to be in effect would not, individually or in the aggregate, have or be reasonably expected to have, a Company Material Adverse Effect and there is no proceeding or investigation pending, or to the Company’s knowledge, threatened which would reasonably be expected to lead to the revocation, amendment, failure to renew, or suspension of any such Permit.  Except as set forth in Section 3.18 of the Company Disclosure Letter, the Company and each Company Subsidiary has filed when due all documents required to be filed with any Governmental Entity in connection with such Permits except where the failure to file such documents would not, individually or in the aggregate, have or be reasonably expected to have, a Company Material Adverse Effect, and, at the time of the filing thereof, all such filings were accurate and complete in all material respects.

Section 3.19         Compliance with Laws.

Except as set forth in Section 3.19 of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is in violation of, or has since January 1, 2006 violated or failed to comply with any Law (other than Environmental Laws, ERISA and Laws with respect to Taxes which are addressed elsewhere in Article III) applicable to its business, operations and assets, except for violations and failures to comply that would not, individually or in the aggregate, have, or be reasonably expected to have, a Company Material Adverse Effect.

Section 3.20         Related Party Transactions.

Except as set forth in Section 3.20 of the Company Disclosure Letter, to the Company’s knowledge, there are no material transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed material transactions, or series of related transactions, between the Company or any of the Company Subsidiaries, on the one hand, and the Company, a Company Subsidiary, any current or former director, officer, partner, employee or Affiliate of the Company or any of the Company Subsidiaries, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

Section 3.21         Brokerage Fees.

None of Sellers, the Company or any Company Subsidiary has retained any financial advisor, broker, agent or finder or agreed to pay a financial advisor, broker, agent or finder on account of this Agreement or any transaction contemplated hereby or any transaction of like nature except for Banc of America Securities LLC, the fees of which will be paid by the Operating Company.

Section 3.22         Certain Payments.

During the past five years, none of the Company or any Company Subsidiary has made any contribution, gift, bribe, payoff, influence payment, kickback or other similar payment to any Person, private or public, regardless of form, whether in money, property or services in violation of any applicable United States or foreign Law (a) to obtain favorable treatment in securing business, (b) to pay for favorable treatment for business secured, or (c) to obtain special concessions, in each case for or in respect of the Company or any Company Subsidiary or their franchisees.

Section 3.23         No Other Representations or Warranties.

Except for the representations and warranties contained in this Article III and in Article IV, Purchaser acknowledges that none of Sellers, the Operating Company, the Company Partners or any other Person on their behalf makes any other express or implied representation or warranty with respect to Sellers, any Company Subsidiary or the Company Partners and none of Sellers, the Operating Company, the Company Partners or any other Person on their behalf shall have any liability to Purchaser with respect to any other information provided to Purchaser (including projections, forecasts or management presentations) in connection with the transactions contemplated hereunder, and Purchaser has not relied on any other representation or warranty.  No Company Subsidiary, Seller, or Company Partner nor any of their Affiliates have any liability to Purchaser or any other Person as a result of the distribution to or use by Purchaser of any such information.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller hereby, individually and not jointly, represents and warrants to Purchaser:

Section 4.01         Organization; Business of the Company.

Such Seller is a natural person, or if a corporation or other entity, it is duly organized, validly existing and (to the extent the concept of good standing is applicable to such entity) in good standing under the laws of the jurisdiction of its incorporation or organization and has full corporate (or other entity) power and authority to conduct its business as it is now being conducted and to own, operate or lease the properties and assets it currently owns, operates or leases.

Section 4.02         Ownership of Interest.

Except as set forth in Section 3.03(a) of the Company Disclosure Letter, such Seller has legal and beneficial ownership of the Operating Company Interests identified in Section 3.03(a) of the Company Disclosure Letter as being owned by it, free and clear of any Liens (other than Permitted Liens) or any other limitations or restrictions on such Operating Company Interests (including any limitation or restriction on the right to vote, pledge, sell or otherwise dispose of such Interests).  Upon consummation of the transactions contemplated by this Agreement, Purchaser will acquire such Operating Company Interests, free and clear of all Liens other than Liens securing the Operating Company Notes and those created by Purchaser.

Section 4.03         Authorization.

Such Seller has full power and authority or capacity (including all corporate or other entity power and authority) to execute and deliver into this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by such Seller and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary action by such Seller, and no other proceedings on the part of such Seller is necessary to authorize this Agreement and the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by such Seller, and assuming due authorization, execution and delivery by each other party hereto, constitutes a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws relating to creditors’ rights generally, (ii) general principles of equity (whether applied in a proceeding at law or in equity) and (iii) any implied covenant of good faith and fair dealing.

Section 4.04         No Violation.

Except as set forth in Section 4.04 of the Company Disclosure Letter, the execution and delivery of this Agreement by such Seller does not, and the consummation by it of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation of or default under, any provision of the Seller’s Organizational Documents; (ii) assuming the consents, approvals, orders and authorizations contemplated by Section 4.05 have been obtained or made, conflict with or result in any violation of or default under, any Law or Judgment applicable to such Seller is a party or to which any of its property is subject; or (iii) conflict with, or, with or without notice or the lapse of time, result in a breach, termination (or right of termination) or violation of or default under the terms of any agreement, contract, indenture or other instrument to which or such Seller is a party or subject or to which any of its property is subject, except with respect to clauses (ii) and (iii), where the conflict, violation, default, breach, termination or right of termination would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby.

Section 4.05         Approvals.

The execution and delivery of this Agreement by such Seller, and the consummation by it of the transactions contemplated by this Agreement do not require any consent, approval, order or authorization of any Person under any agreement, contract, indenture or other instrument or Law or Judgment to which such Seller is a party or subject or any of its property is subject, and to such Sellers’ knowledge, other as contemplated by Section 3.06, no declaration, filing or registration with any Governmental Entity is required by such Seller in connection with the execution and delivery of this Agreement and the consummation of transactions contemplated by this Agreement, except for those consents, approvals, orders, authorizations, declarations, filings or registrations the failure of which to be obtained or made individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.06         U.S. Person.

Such Seller is a “United States person” within the meaning of Section 7701(a)(30) of the Code.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Sellers as follows:

Section 5.01         Organization.

Purchaser is duly organized, validly existing and in good standing under the laws of the state of its formation and has full corporate power and authority to conduct its business as it is now being conducted and to own, operate or lease the properties and assets it currently owns, operates or leases.

Section 5.02         Authorization.

Purchaser has all requisite limited liability company power and authority to enter into this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby have been duly approved by all necessary limited liability company action by Purchaser, and no other limited liability company proceedings on the part of Purchaser are necessary to authorize this Agreement, to perform its obligations hereunder or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Purchaser and, assuming due authorization, execution and delivery by each of the other parties, constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws relating to creditors’ rights generally, (ii) general principles of equity (whether applied in a proceeding at law or in equity) and (iii) any implied covenant of good faith and fair dealing.

Section 5.03         No Violation.

The execution and delivery of this Agreement by Purchaser does not, and the consummation by Purchaser of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation of or default under, any provision of Purchaser’s Organizational Documents; (ii) assuming the consents, approvals, orders and authorizations contemplated by Section 5.04 have been obtained or made, conflict with or result in any violation of or default under, any Law or Judgment applicable to Purchaser or to which any of its properties are subject; or (iii) conflict with, or, with or without notice or the lapse of time,  result in a breach, termination (or right of termination) or violation of or default under the terms of any agreement, contract, indenture or other instrument to which Purchaser is a party or subject or any of its property is subject except with respect to clauses (ii) and (iii) hereof, where the conflict, violation, default, termination or right of termination would not, or would not reasonably be expected to, prevent or materially delay the consummation of the transactions contemplated hereby.

Section 5.04         Approvals.

The execution and delivery of this Agreement by Purchaser and the consummation by it of the transactions contemplated by this Agreement do not require the consent, approval, order, or authorization of any Person under any agreement, contract, indenture or other instrument or Law or Judgment to which Purchaser is a party or subject or any of its property is subject, and, to Purchaser’s knowledge, no declaration, filing or registration with any Governmental Entity is required by Purchaser in connection with the execution and delivery of this Agreement and the consummation by it of the transactions contemplated by this Agreement, except for (i) filings required of Purchaser under securities laws; and (ii) those the failure of which to obtain or make would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby.

Section 5.05         Litigation.

There are no Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its Affiliates by or before any arbitrator or Governmental Entity and neither Purchaser nor any of its Affiliates is bound by any Judgment which, in either case, would reasonably be expected, individually or in the aggregate, to prevent or materially delay the consummation of the transactions contemplated hereby.

Section 5.06         Available Funds.

Purchaser has sufficient funds for the payment of the Aggregate Purchase Price and to perform its obligations under this Agreement.

Section 5.07         Brokerage Fees.

Purchaser has not retained any financial advisor, broker, agent or finder or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or any transaction contemplated hereby or any transaction of like nature.

Section 5.08         No Other Representations or Warranties.

Except for the representations and warranties contained in this Article V, Sellers the Operating Company and the Company Partners acknowledge that neither Purchaser nor any other Person on behalf of Purchaser makes any other express or implied representation or warranty with respect to Purchaser or with respect to any other information provided to Sellers, the Operating Company or the Company Partners in connection with the transactions contemplated by this Agreement.

ARTICLE VI

COVENANTS

Section 6.01         Interim Operations of the Company.

(a)           From the date of this Agreement to the earlier of the Closing or termination of this Agreement, except as (w) required by Law, (x) specifically permitted or required by this Agreement or as set forth on Schedule 6.01, (y) required by any contracts, agreements, commitments, leases, sales contracts and other agreements to which the Company or a Company Subsidiary is a party as of the date of this Agreement to the extent copies of which have been provided to Purchaser or (z) otherwise consented to in writing by Purchaser (not to be unreasonably withheld or delayed) (collectively, the “Permitted Operations”), the Company and each Company Subsidiary will conduct their respective businesses in all material respects in the ordinary course consistent with past practice and use commercially reasonable efforts to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and employees, (iii) preserve its relationships with clients, suppliers, customers, distributors and others having significant business dealings with it, (iv) renew any Lease up for renewal, (v) maintain all material licenses and material Permits required for the operation of its business in the ordinary course, (vi) maintain all material assets in good repair and condition other than those disposed of in the ordinary course of business consistent with past practices, (vii) maintain all Insurance Policies, and (viii) maintain its books of account and records in the usual, regular and ordinary manner; and (ix) continue in all material respects the advertising and promotional activities and pricing and purchasing policies of the Company and the Company Subsidiaries.

(b)           Except with respect to the Permitted Operations, notwithstanding Section 6.01(a), neither the Company nor any Company Subsidiary shall from the date of this Agreement to the earlier of the Closing or termination of this Agreement pursuant to and in accordance with Section 8.02:

(i)            amend its Organizational Documents;

(ii)           merge or consolidate with, or acquire all or substantially all of the assets, or business of, any Person or other business organization or division thereof;

(iii)          redeem, repurchase, split, combine or reclassify its outstanding equity interests or declare, set aside, make or pay any dividend or other distribution in respect of its equity interests other than (A) dividends paid by the Company’s wholly-owned Subsidiaries to the Company or its wholly-owned Subsidiaries or (B) the cancellation of Company Options as contemplated by Section 7.02(d) or (C) Tax distributions made in accordance with its Organizational Documents;

(iv)          issue or sell (or agree to issue or sell) any of its equity interests, or any options, warrants, conversion or other rights to purchase any of its equity interests or securities convertible into or exchangeable for such equity interests (other than upon the exercise or conversion of options, warrants or convertible securities outstanding on the date hereof), or grant, or agree to grant, any such options or modify or alter the terms of any of the above; provided, however, the Company may amend the terms of the Company Options to the extent necessary to satisfy its obligation pursuant to Section 7.02(d);

(v)           (A) incur any Indebtedness other than under the Credit Facility as in effect on the date hereof, (B) issue or sell any debt securities, (C) vary the material terms of any contract, agreement, commitment or arrangement with respect to Indebtedness or any debt securities, or (D) other than in the ordinary course of business and except for the Transaction Bonus Agreements, enter into, modify in any material respect or terminate any Lease, any Real Property Agreement or any Material Contract;

(vi)          take any steps to mortgage or pledge to secure any obligation, or subject to any Lien (other than Permitted Liens), any of its properties other than pursuant to the terms of the Indebtedness set forth in Schedule 1.01(c) as in effect on the date hereof;

(vii)         grant to any present or former director, officer, consultant or employee any increase in compensation or benefits in any form, or any severance or termination pay, or make any loan to or enter into any employment agreement, collective bargaining agreement or arrangement with any such Person, except in each case as may be required by Law or the terms of any existing Employee Plan or arrangement or, with respect to any employee not an executive officer or director of the Company or a Company Subsidiary, in the ordinary course of business and consistent with past practices or the Transaction Bonuses pursuant to the Transaction Bonus Agreements;

(viii)        adopt, enter into, amend, announce to participants any intention to adopt or terminate, any Employee Plan or other employee benefit plan, program or arrangement that would be an Employee Plan if it were in effect on the date hereof, except (A) as required by applicable Law, (B) disclosed on in any section of Section 3.15 of the Company Disclosure Letter, (C) as contemplated pursuant to Section 7.02(d), (D) the Transaction Bonus Agreements or (E) with respect to the Company’s and the

Company Subsidiaries’ health and medical plans, in the ordinary course of business consistent with past practices provided such action does not materially increase the benefits payable under such Employee Plans;

(ix)           commence any voluntary petition, proceeding or action under any bankruptcy, insolvency or other similar Laws;

(x)            make or institute any material change in its accounting procedures or practices from those in effect as of December 31, 2006 unless mandated by GAAP;

(xi)           make, revoke or change any material Tax election (other than elections with respect to the Company or the Operating Company (A) that are with respect to Income Taxes reported on the Partnership Tax Returns of the Company or the Operating Company, (B) have no effect with respect to Tax matters of the Company or any Company Subsidiary after the Closing Date and (C) that do not relate to any Company Subsidiary that is treated as a corporation for purposes of any Income Tax) or settle or compromise any material Tax Liability of the Company or any Company Subsidiary;

(xii)          other than the sales of goods and inventory purchased for resale in the ordinary course of business consistent with past practice (A) sell, lease, transfer or otherwise dispose of any of its assets having a book or market value in excess of $500,000 individually or $2,000,000 in the aggregate, or (B) enter into, or consent to the entering into of, any agreement granting a preferential right to sell, lease or otherwise dispose of any of such assets;

(xiii)         (A) incur or commit to incur any capital expenditures other than capital expenditures in the ordinary course of business that do not exceed $1,000,000 individually or $4,000,000 in the aggregate during each three month period following the date hereof and prior to the Closing, or (B) other than the acquisition of goods and inventory for resale in the ordinary course of business consistent with past practice, acquire or agree to acquire any assets or make any individual lease commitments involving payments in excess of $1,000,000 the aggregate during each three month period following the date hereof and prior to the Closing;

(xiv)        compromise or settle any material litigation;

(xv)         compromise or settle any material claim;

(xvi)        enter into, or consent to the entering into of, any agreement with any Governmental Authority relating to the actual or threatened condemnation of any Owned Property or Leased Property;

(xvii)       take or knowingly omit to take, or knowingly permit to be taken, any action that would cause the representations and warranties of the Company and the Operating Company set forth in the second sentence of Section 3.12(a) or the second sentence of Section 3.12(b) to be untrue as if such representations or warranties were made as of the Closing, other than actions taken pursuant to Sections 6.13 and 6.14(c) hereof; or

(xviii)      authorize or agree to take any of the actions set forth in the foregoing subparagraphs (i) through (xvii).

Notwithstanding any provision contained in this Agreement, any action taken by the Company and the Company Subsidiaries which is permitted under this Section 6.01 shall not constitute a misrepresentation or breach of any representation, warranty or covenant.

Section 6.02         Access to Information.

From the date of this Agreement to the earlier of the Closing or the termination of this Agreement, the Company and each Company Subsidiary shall upon reasonable notice, (a) afford to the officers, employees, accountants, counsel and other representatives of Purchaser reasonable access, during normal business hours, to all of the properties, books, contracts, commitments and records of the Company and each Company Subsidiary and to their agents, accountants and counsel; provided that nothing herein shall require the provision of such access to the extent it would interfere unreasonably with the normal business or operations of the Company or the Company Subsidiaries and (b) furnish to the officers, employees, agents, accountants, counsel, financing sources and representatives of Purchaser such additional financial and operating data and other information regarding the assets, properties, liabilities and goodwill of the Company and the Company Subsidiaries as Purchaser may from time to time reasonably request in connection with the transactions contemplated by this Agreement, any Financing or the issuance of any Purchaser Securities (to the extent relating to a Financing).  Prior to Closing, Purchaser will hold and treat and will cause its officers, employees, auditors and other authorized representatives to hold and treat in confidence all documents and information concerning the Company and the Company Subsidiaries provided to Purchaser in connection with the transactions contemplated by this Agreement in accordance with the provisions of the existing confidentiality agreements between the Company and Purchaser dated as of February 28, 2007 (collectively the “Confidentiality Agreement”), provided public disclosure which is reasonably believed by Purchaser to be necessary in connection with any Financing or the issuance of Purchaser Securities or which Purchaser or any of its Affiliates are advised by counsel is required by Law or the rules of any national securities exchange or automated quotation system to be disclosed by Purchaser or any of its Affiliates shall not be deemed a violation of Purchaser’s obligations under this Section 6.02 or under the Confidentiality Agreement.  Notwithstanding the foregoing, nothing contained herein shall require the Company or the Company Subsidiaries to disclose or otherwise provide any information if such disclosure would (i) jeopardize any attorney-client or other legal privilege, or (ii) contravene any applicable Law or any binding agreement entered into by the Company or the Company Subsidiaries (including any confidentiality agreement to which the Company or any Company Subsidiary is a party).

Section 6.03         Consents and Approvals.

(a)           Subject to the terms and conditions of this Agreement, each Seller, the Operating Company, each Company Partner and Purchaser shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, (i) to comply promptly with all legal requirements which may be imposed on it with respect to this Agreement and the transactions contemplated by this Agreement by any Governmental Entity (which actions shall include furnishing all information required by applicable Law in connection with approvals of or filings with any Governmental Entity), (ii) to obtain any other Requisite Regulatory Approvals in connection with the transactions contemplated by this Agreement or the taking of any action contemplated by this Agreement, and (iii) to take any action necessary to defend vigorously, lift, mitigate or rescind the effect of any litigation or administrative proceeding involving any Governmental Entity adversely affecting this Agreement or the transactions contemplated by this Agreement, including promptly appealing any adverse court or administrative decision.

(b)           Without limiting the generality of the undertakings and subsection (a) of this Section 6.03 and subject to appropriate confidentiality protections, each party shall furnish to the other parties such necessary information and reasonable assistance as the other party may request in connection with the foregoing

Section 6.04         Employment Matters.

(a)           After the Closing, the Operating Company shall either (i)  continue the existing Employee Plans of the Operating Company as disclosed in  Items 9, 10, and 11 of Section 3.15(a) of the Company Disclosure Letter, or (ii) provide substitutes for some or all of such Employee Plans that provide compensation or benefits to employees of the Operating Company that are comparable in the aggregate to those provided to similarly situated employees of Purchaser from time to time in effect; provided, however, that in no event shall the Operating Company be obligated to continue, provide or otherwise take into account Employee Plans that relate to stock or other equity options, restricted stock or other equity, stock rights or any other equity-based arrangements; and provided further that nothing herein shall be construed to mean that Purchaser or the Operating Company cannot amend or terminate any particular Employee Plan or Plans or substituted plans provided that the Operating Company maintains compliance with subsection (ii) above.  For purposes of any substitute benefit plans, (A) the Operating Company shall grant all employees of the Operating Company and its Subsidiaries after the Closing credit for purposes of eligibility and vesting for all service with the Operating Company and the Company Subsidiaries prior to the Closing for which such service was recognized by the Operating Company; (B) any limitations on pre-existing conditions shall be waived (but only to the extent such conditions were covered prior to the Closing unless required by Law); and (C) expenses incurred with respect to the plan year in which the Closing occurs on or before the Closing shall be taken into account for purposes of establishing satisfaction of any applicable deductible, coinsurance and maximum out-of-pocket provisions to the same extent taken into account prior to the Closing.

(b)           Nothing in this Agreement shall be construed as granting any Person any rights of continuing employment.

(c)           Prior to the Closing, the Amended Split Dollar Life Insurance Agreement, dated May 1, 1995, by and among the Operating Company, James A. Cardwell, Jr., (as trustee of the James A. and Evonne Cardwell Trust Number Two), and James A. Cardwell, Jr., (as trustee of the James A. Cardwell Trust Number 3) shall be terminated effective as of the Closing and any related accounts receivable of the Company or the Operating Company (the “Split Dollar Receivable”) shall be distributed at the direction of the Cardwell Group effective as of the Closing.

(d)           From and after the Closing, the Operating Company shall honor the Transaction Bonus Agreements.

Section 6.05         Publicity.

Prior to the Closing, none of the Operating Company, Sellers, the Company Partners or Purchaser or any of their agents or representatives shall issue or cause the publication of any press release or other public statement or announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of Sellers and Purchaser (such consent not to be unreasonably withheld or delayed), except as may be required by Law, pursuant to the terms of the Operating Company Indenture, or by the rules of any national securities exchange or automated quotation system to which the Operating Company, Purchaser or any Affiliate of Purchaser is or becomes subject provided, that Purchaser has provided a draft to the Company and a reasonably opportunity to review and comment (not to be unreasonably delayed), Purchaser may issue such press releases or other public statements or announcements as it reasonably determines necessary and advisable in connection with its investor relations program, conducted in the normal course, without the prior approval of the Company.

Section 6.06         Notification of Certain Matters.

From the date of this Agreement until the earlier of the Closing or termination of this Agreement:

(a)           each party shall give prompt notice to the other parties of the occurrence or non-occurrence of any event or events the occurrence or non-occurrence of which, individually or in the aggregate, would make the timely satisfaction of any of the conditions set forth in Article VII impossible or unlikely; and

(b)           If prior to the Closing, the Company or the Operating Company has knowledge of any event, condition, fact or circumstance that existed on the date hereof and was required to be disclosed on the Company Disclosure Letter as of the date hereof and was omitted from the Company Disclosure Letter, then the Company shall promptly deliver to Purchaser an update to the Company Disclosure Letter specifying such change.  No such update shall be deemed to supplement or amend the Company Disclosure Letter for the purpose of determining whether any of the conditions set forth in Section 6.02 have been satisfied.  This Section 6.06 shall not constitute a covenant or agreement for the purposes of Sections 7.02(b) or 7.03(b).

Section 6.07         Directors’ and Officers’ Indemnification.

(a)           From and after the Closing, the Operating Company will indemnify and hold harmless each present and former director or officer of the Operating Company (individually a “Covered Party” and collectively the “Covered Parties”), with respect to any Proceedings and/or damages, penalties, Judgments, assessments, losses, costs and expenses (including, but not limited to, attorneys’ fees) based in whole or in part on, or arising in whole or in part out of any matter arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the Operating Company is permitted under applicable Law.  In the event of any such Proceeding, (i) each Covered Party will be entitled to advancement of expenses incurred in the defense of any Proceeding from the Operating Company within ten Business Days of receipt by Purchaser from the Indemnified Party of a request therefor, (ii) neither Purchaser nor the Operating Company or any of its Subsidiaries shall settle, compromise or consent to the entry of any Judgment in any existing or threatened Proceeding with respect to which indemnification has been sought by such Covered Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Covered Party from all Liability arising out of such Proceeding or such Covered Party otherwise consents, and (iii) Purchaser, the Operating Company and its Subsidiaries shall cooperate in the defense of any such matter.

(b)           The Organizational Documents of the Operating Company shall contain provisions no less favorable with respect to indemnification and exculpation of Covered Persons than are presently set forth in the Operating Company’s Organizational Documents, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Closing in any manner that would adversely affect the rights thereunder of any Covered Person.

(c)           At or prior to the Closing, the Operating Company shall obtain one or more single premium “tail” or “runoff” insurance policies with a claims period of six years from the Closing with respect to directors’ and officers’ liability insurance for the Company’s and the Operating Company’s present and former officers and directors, in an amount and scope at least as favorable as the Company’s and Operating Company’s existing policies for directors’ and officers’ liability insurance from an insurance carrier with the same or better credit rating as their current insurance carrier.

(d)           If the Operating Company or any of its successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving company of such consolidation or merger, or (ii) shall transfer all or substantially all of its assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Operating Company shall assume all of the obligations of the Operating Company set forth in this Section 6.07.

(e)           The provisions of this Section 6.07 are intended to be in addition to the rights otherwise available to the current and former officers and directors of the Operating Company by Law, or under any Employee Plan or other agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Covered Parties and their heirs and legal representatives.

Section 6.08         Additional Agreements.

Subject to the terms and conditions of this Agreement, each party hereto agrees to execute such further instruments or documents as the other parties hereto may from time to time reasonably request in order to confirm or carry out the transactions contemplated by this Agreement; provided that no such instrument or document shall expand a party’s liability beyond that contemplated in this Agreement.

Section 6.09         No Solicitation or Negotiation.

The Operating Company, Sellers and the Company Partners agree that from the date of this Agreement to the earlier of the Closing or the termination of this Agreement, none of Sellers, the Operating Company or the Company Partners shall, and each shall use commercially reasonable efforts to cause their respective directors, officers, employees and representatives not to, directly or indirectly (i) solicit, initiate, consider, encourage or accept any other proposals or offers from any Person relating to (A) any acquisition or purchase of all or any material portion of the Company’s or any Company Subsidiary’s business or assets or any Interests or other equity interests of any Company Subsidiary or (B) any merger, consideration or other business combination with any of the Company or any Company Subsidiary, (ii) participate in any discussions, negotiations and other communications, regarding or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing or (iii) consider, entertain or accept any proposal from any Person to do any of the foregoing; provided that notwithstanding anything herein to the contrary, any actions taken by the Company or a Company Subsidiary in accordance with or otherwise permitted by Section 6.01 shall not be deemed to be a violation of this Section 6.09.

Section 6.10         Repayment/Repurchase of Outstanding Indebtedness.

(a)           Provided HPT loans (the “2014 Prepayment Loan”) to the Company in immediately available funds an amount sufficient to do so, the Company shall, prior to any of the transfers contemplated by Section 6.13, take or cause to be taken all action necessary under the 2014 Indenture to cause all of the 2014 Notes to be redeemed not later than 45 days following the Closing and to satisfy and discharge the 2014 Indenture and all of the 2014 Notes in accordance with the 2014 Indenture (including Section 9.1 of the 2014 Indenture (with any opinion of counsel required to be delivered in connection with such discharge to be issued by the Company’s counsel)) on the Closing Date.

(b)           From the date of this Agreement to the earlier of the Closing or termination of this Agreement, the Operating Company will use commercially reasonable efforts (including the payment of any waiver fees requested by the Credit Facility Agent, which waiver fees shall be included in the Debt Restructuring Costs) to obtain the consent of the Credit Facility Agent (and the Credit Facility Lenders, to the extent required) to a waiver (a “Credit Facility Notice Waiver”) of the provisions of the Credit Facility to permit the Operating Company to provide a conditional notice of its intention to prepay all outstanding indebtedness under the Credit Facility and terminate the commitments of the Credit Facility Lenders as of the Closing,

which notice would be conditioned on (x) the Closing and (y) such other conditions as may be agreed to between the Operating Company and Purchaser.  If the Operating Company obtains the Credit Facility Notice Waiver, provided Purchaser loans (the “Letters of Credit Loan”) to the Operating Company in immediately available funds an amount sufficient to cash collateralize any letters of credit that will remain outstanding under the Credit Facility and HPT loans (the “Credit Facility Loan”) to the Operating Company in immediately available funds any additional amounts necessary to do so, the Operating Company will, immediately prior to any of the transfers contemplated by Section 6.13, repay in full all outstanding indebtedness under the Credit Facility (including any breakage costs, fees, expenses, costs, commitment fees, penalties, and other amounts payable to the Credit Facility Agent or the Credit Facility Lenders under the Credit Facility, and otherwise pay to the Credit Facility Agent the amount necessary to terminate the commitments and agreements evidencing the Credit Facility and obtain the release of all liens and guaranties securing such obligations.

(c)           Provided HPT loans (the “Covenant Defeasance Loan”) to the Operating Company an amount in immediately available funds sufficient to do so, the Operating Company shall, prior to the transfers contemplated by Section 6.13, take or cause to be taken all action necessary under the Operating Company Indenture to cause all of the Operating Company Notes to be called for redemption not later than February 15, 2008 and effect a covenant defeasance of the Operating Company Indenture pursuant to Article IX of the Operating Company Indenture (with any opinion of counsel required to be delivered in connection with such covenant defeasance to be issued by Purchaser’s counsel, subject to the Company and Company Subsidiaries providing Purchaser’s counsel with officer’s and secretary’s certificates in customary form and otherwise sufficient for Purchaser’s counsel to render such opinion).

(d)           At or prior to the Closing all Intercompany Indebtedness (other than Intercompany Indebtedness solely between the Operating Company and its Subsidiaries and the REIT Note) shall be repaid in full.

(e)           Purchaser’s obligation to make the Letters of Credit Loan is conditioned on HPT making the Credit Facility Loan.  The Letters of Credit Loan, if made, shall bear interest, in arrears, at the annual rate of 6% and shall be payable on demand on or after the first Business Day following the Closing Date or termination of this Agreement.

Section 6.11         No Control of Other Party’s Business.

Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the Company’s or any Company Subsidiary’s operations prior to the Closing, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Purchaser’s or any of its Subsidiary’s operations prior to the Closing.  Prior to the Closing, the Company and Purchaser shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.12         Additional Financial Statements.

If required by the Securities Act, so long as the out-of-pocket costs and expenses of the Company in connection therewith are included in Reimbursable Costs, promptly upon request of Purchaser at any time prior to the earlier of the Closing and termination of this Agreement, (a) the Company shall request that KPMG LLP (“KPMG”), its independent accountants, prepare consolidated balance sheets and statements of income, cash flows and results of operations (the “Additional Financial Statements”) for the Company (and any and all documents and consents related thereto) which comply with Regulation S-X under the Securities Act, for inclusion in any registration statement or other public filing of Purchaser or any Affiliate of Purchaser under the Securities Act or the Exchange Act, and any other offering circular or document used by Purchaser or any Affiliate of Purchaser in any other offering of securities, whether public or private, (b) the Company shall use its commercially reasonable efforts to cause KPMG to cooperate with Purchaser in connection with the foregoing (including, without limitation, using commercially reasonable efforts to cause KPMG to deliver so-called “comfort letters,” written consents and representation letters relating to the foregoing).  Without limiting the generality of the foregoing, the Company agrees that, upon reasonable notice from Purchaser at any time prior to the earlier of the Closing and termination of this Agreement, it will (y) consent to the use of such Additional Financial Statements in any such registration statement, document or circular and (z) execute and deliver, and cause its officers to execute and deliver (if required), such “representation” letters as are customarily delivered in connection with audits and as KPMG and Purchaser’s independent accountants may reasonably request under the circumstances.  Purchaser shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective officers, employees, representatives and advisors, including legal and accounting, from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with compliance with this Section 6.12 and any information utilized in connection therewith; provided, however, the foregoing shall not be deemed to limit any rights to indemnification any of the parties hereto may have pursuant to Article IX herein.

Section 6.13         Transfers of Assets.

Immediately following the consummation of the transactions contemplated by Section 6.10, but prior to the Closing, (a) the Company Sellers shall contribute to the Operating Company all of their assets (other than assets that would be Transferred Assets if owned by the Operating Company), including the Company’s equity interests in Petro Financial but excluding the Company’s equity interests in Petro GP and the REIT Subsidiary and (b) the Operating Company and each other Company Subsidiary (other than a Special Purpose Subsidiary) shall cause the transfer or assignment to the Company, or, if requested by HPT, to a Special Purpose Subsidiary, the following properties and assets (the “Transferred Assets”) to the extent then owned by it:

(i)            the Owned Property identified on Schedule 6.13(a) (by special warranty deed);

(ii)           the Leases identified on Schedule 6.13(b) (the Owned Property described on Schedule 6.13(a), the real property subject to the Leases described on Schedule 6.13(b), and the property described on Schedule 6.14(c), the “Transferred

Property”); provided to the extent a required consent of any landlord under any of the Leases identified on Schedule 6.13(b) has not been obtained prior to the Closing then, at the option of Purchaser, such Lease shall not be required to be transferred to the Company pursuant to this Section 6.13 and the real property subject to such Lease shall not constitute Transferred Property under this Section 6.13;

(iii)          all buildings, structures and other improvements of every kind including, but not limited to, underground storage tanks, alleyways and connecting tunnels, sidewalks, utility pipes, conduits and lines (on-site and off-site), parking areas and roadways appurtenant to such buildings and structures presently situated upon the Transferred Property (collectively, the “Improvements”);

(iv)          all easements, rights and appurtenances relating to the Transferred Property and the Improvements;

(v)           all equipment, machinery and fixtures integral to the operation of the Improvements, and other items of property now or hereafter permanently affixed or integral to or incorporated into the Improvements, including, without limitation, all retail fuel pumps and piping connecting fuel storage tanks to such pumps, furnaces, boilers, heaters, electrical equipment, heating, plumbing, lighting, ventilating, refrigerating, incineration, air and water pollution control, waste disposal, air-cooling and air-conditioning systems and apparatus, sprinkler systems and fire and theft protection equipment, all of which, to the maximum extent permitted by law, are hereby deemed by the parties hereto to constitute real estate, together with all replacements, modifications, alterations and additions thereto, but specifically excluding all  motor vehicles, inventory and supplies, furniture, furnishings, partitions, movable walls and any other equipment, machinery or tangible personal property not permanently affixed to or incorporated into the Improvements and which would customarily be considered operating assets;

(vi)          all transferable or assignable agreements, service contracts, equipment leases and other arrangements or agreements affecting the ownership of the Transferred Properties, the Improvements and other Transferred Assets; all books, records and files relating to the leasing or ownership of the Transferred Assets, or any portion thereof; all transferable or assignable permits, certificates of occupancy, operating permits, sign permits, development rights and approvals, certificates, licenses, warranties and guarantees, rights to deposits and telephone exchange numbers identified with the ownership of the Transferred Assets; and all other transferable intangible property, miscellaneous rights, benefits and privileges of any kind or character with respect to the ownership of the Transferred Assets; and

(vii)         any and all Real Property Agreements relating to the Transferred Properties, other than Real Property Agreements relating solely to the operations (as opposed to the ownership) of the Transferred Property (including, without limitation, the billboard agreements and service contracts).

The transfer of assets from the Company Sellers to the Operating Company shall be made subject to the assumption by the Operating Company of all liabilities associated with such assets.  The transfer of the Transferred Assets shall be made to the Company subject to the assumption by the Company of all obligations of the Operating Company to repay the Credit Facility Loan and the Covenant Defeasance Loan and all liabilities and obligations of the Operating Company and its Subsidiaries to third parties under or with respect to the Transferred Assets.  Sellers agree to cooperate with Purchaser and Purchaser’s counsel in order to effectuate the transactions contemplated by this Section 6.13.  Purchaser shall cause its counsel to prepare the documents effecting the transfers contemplated by this Section 6.13 in cooperation with the New York offices of LandAmerica and to provide copies of such documents to Sellers’ counsel for its review and approval (which approval shall not be unreasonably withheld or delayed).

Section 6.14         Termination/Amendment of Contracts.

Prior to the Closing:

(a)           each of the agreements listed on Schedule 6.14(a), shall have been amended and restated on the terms outlined on Schedule 6.14(a);

(b)           each of the agreements listed on Schedule 6.14(b) shall have been terminated and all obligations of the Company and the Company Subsidiaries shall have been deemed satisfied by each of the other parties thereto for no further consideration other than the payment of the Aggregate Purchase Price;

(c)           the fee title to Leased Property subject to the Lease Agreement with TSP Holdings, LLC identified on Schedule 6.14(c) and any other assets subject to the option to buy under such lease which, if owned by a Company Subsidiary, would be a Transferred Asset, shall have been conveyed, subject only to Permitted Liens, to the Company or, if requested by HPT, to a Special Purpose Subsidiary for an amount payable to TSP Holdings, LLC (“TSP”) at the HPT Closing equal to (i) $5.6 million (the “TSP Option Fee”) plus (ii) $11.4 million (the “TSP Reduction Amount”, and together with the TSP Option Fee, the “TSP Payment Amount”) and all other assets subject to the option to buy under such lease shall have been conveyed, subject only to Permitted Liens, to the Operating Company for no additional consideration;

(d)           all tangible assets of El Paso Vending and Amusement Company (“EPAC”) used at any Owned Property or Leased Property shall have been purchased, free and clear of all Liens, (other than Permitted Liens), by the Operating Company from EPAC for aggregate consideration of an amount equal to (i) $1,606,078 (the “EPAC Fee”), plus (ii) $4 million (the “EPAC Additional Purchase Price” and together with EPAC Fee, the “EPAC Payment Amount”);

(e)           the Lease Agreement with J.A. Cardwell, Trustee identified on Schedule 6.14(e) shall have been amended to provide that such lease may be terminated at any time by the lessee thereunder upon thirty (30) days prior written notice to the lessor thereunder, which notice shall be accompanied by the payment to such lessor of amount equal to fifty percent (50%) of the base rent payable thereunder for the then unexpired portion of the term; and

(f)            Xpert Transportation, Inc. shall have entered into a fuel transportation agreement (the “Fuel Transportation Agreement” with the Operating Company in the form of Exhibit E.

Notwithstanding the foregoing, the actions required pursuant to this Section 6.14 shall not become effective and unconditional until the Closing.

Section 6.15         Return of Post-Closing Transaction Bonuses.

In the event that following the Closing any portion of the Post-Closing Transaction Bonuses is forfeited by an employee to the Operating Company or its successors or assigns pursuant to the terms of the Transaction Bonus Agreements or otherwise (including as a result of any employee identified on Schedule 1.01(d) not executing a Transaction Bonus Agreement or not being offered the opportunity to do so, in each case with respect to the portion of the Post-Closing Transaction Bonus allocated to such employee on Schedule 1.01(d)) the Operating Company shall promptly, and in any event, within ten (10) Business Days following the end of the fiscal quarter in which such forfeiture occurs, remit 50% of the forfeited amount in cash to Sellers (unless such forfeited amount is with respect to an employee identified in Schedule 6.15, in which case (i) 100% of the amount identified under the “Petro” column set forth in Schedule 6.15 shall be remitted to Sellers and (ii) 50% of the amount identified under the “50/50” column set forth in Schedule 6.15 shall be remitted to Sellers).  Following the Closing, the Sellers Representative shall have the right to request the Operating Company to provide in writing the aggregate amount of the Post-Closing Transaction Bonuses paid by the Operating Company.

Section 6.16         Estoppel Certificates.

At the Closing, Sellers shall provide Purchaser with an estoppel certificate regarding the Leases in form reasonably satisfactory to Sellers and Purchaser.

Section 6.17         Real Property Matters.

Prior to the Closing, the Company and the Company Subsidiaries shall reasonably cooperate with Purchaser in connection with Purchaser’s procurement of surveys and/or title insurance policies insuring title to the Owned Properties (including the property identified on Schedule 6.14(c)) and leasehold title to the Leased Properties (excluding the property identified on Schedule 6.14(c), the costs and expenses of which shall be included in the HPT Reimbursable Costs  to the extent related to the Transferred Assets or in Reimbursable Costs if related to the other Owned Properties or Leased Properties, including without limitation, executing, or causing the Company, any Company Subsidiary and any member of the Cardwell Group to execute, any reasonable and customary certificates, affidavits or other documents (such as non-imputation affidavits) required by title companies issuing such policies.

Section 6.18         Conduct of Business of Purchaser.

Purchaser agrees that, between the date of this Agreement and the earlier of the Closing and termination of this Agreement, it shall not, directly or indirectly, take any action (i)

to cause its representations and warranties set forth in Article V to be untrue in any material respect; or (ii) that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Purchaser to consummate the transactions contemplated by this Agreement.

Section 6.19         Section 1445 Certifications and IRS Form W-9.

Each Seller shall, and Cardwell shall cause EPAC and any other Person receiving a payment described in Section 2.05 hereof to, prior to the Closing, deliver or cause to be delivered to Purchaser (i) a certification, in a form reasonably satisfactory to Purchaser, that such Person is not a foreign person in accordance with the Treasury Regulations under Section 1445 of the Code and (ii) a valid IRS Form W-9 indicating that no back-up withholding is required.  If any such Person has not provided such certifications and IRS Form W-9 to Purchaser on or before the Closing Date, Purchaser shall be permitted to deduct and withhold from the dollar amount payable to such Person under this Agreement an amount equal to any required withholding Tax under Section 1445 of the Code or any applicable back-up withholding, which withheld amounts shall be promptly paid over to the relevant Governmental Entity and will be treated for all purposes hereof as having been paid to such Person in respect of which such deduction and withholding was made.

Section 6.20         Tax Sharing Agreements.

All Tax sharing agreements or similar agreements (including without limitation any obligation to make tax distributions) with respect to or involving the Company, or any Company Subsidiary shall be terminated as of the Closing Date and, after the Closing Date, no such Person shall be bound thereby or have any liability thereunder.

Section 6.21         Petro Travel Plaza.

Section 7.3 of the Limited Liability Company Operating Agreement of Petro Travel Plaza, L.L.C. (the “Tejon Travel Plaza”), dated as of December 5, 1997, among the Operating Company, Tejon Development Corporation and Tejon Ranch Company (as amended, the “Operating Agreement”) sets forth certain obligations of the members in Tejon Travel Plaza.  To the extent the transactions contemplated by this Agreement are subject to such Section 7.3, the portion of the Aggregate Purchase Price allocable to the acquisition of the Operating Company’s membership interest in Tejon Travel Plaza is an amount equal to $16,000,000 (the “Tejon Purchase Price”).  The Tejon Purchase Price is based on December 31, 2006 Financial Statements of Tejon Travel Plaza (the “Tejon Financial Statements”) and will be subject to adjustment if operations between the date of this Agreement and the Closing Date are not conducted in the ordinary course consistent with past practice and if Indebtedness of Tejon Travel Plaza as of the Closing is in excess of that described on the Tejon Financial Statements.

Section 6.22         Transaction Bonus Agreements.

At the Closing, the Operating Company shall provide Purchaser with a copy of each Transaction Bonus Agreement that has been delivered to any employee as of the Closing.  Promptly following the Closing, the Operating Company shall provide each employee listed on

Schedule 1.01(d) who has not received a Transaction Bonus Agreement as of the Closing the opportunity to enter into a Transaction Bonus Agreement in the form of Schedule 6.22 and providing for a Post-Closing Transaction Bonus in the amount set forth opposite such employee’s name on Schedule 1.01(d) with Post-Closing Transaction Bonuses to be paid to employees identified as Type 1 and 2 employees if still employed 120 days after the Closing, Type 3 employees if still employed 180 days after the Closing and Type 4 employees if still employed 360 days after the Closing.

ARTICLE VII

CONDITIONS

Section 7.01         Conditions to the Obligations of All Parties.

The respective obligations of each Seller and Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or, if permissible, waiver by the party for whose benefit such conditions exist) at or prior to the Closing of the following condition:  there shall not be any Judgment or Law restraining, enjoining or prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that no party hereto may invoke this condition unless and until such party has complied with its obligations under Section 6.03.

Section 7.02         Conditions to the Obligations of Purchaser.

The obligation of Purchaser to consummate the purchase of the Operating Company Interests is subject to the satisfaction (or waiver by Purchaser, as applicable) at or prior to the Closing of the following further conditions:

(a)           the representations and warranties of the Company and the Operating Company contained in Article III and of each Seller contained in Article IV shall be true and correct when made and at and as of the Closing as if made at and as of the Closing (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and correct as of such date or with respect to such period), except where the failure of such representations or warranties to be true and correct (without giving effect to any “materiality” or “Company Material Adverse Effect”) qualifiers set forth in such representations and warranties) does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that notwithstanding the foregoing, the representations and warranties set forth in Section 3.03, 3.04, 4.02 and 4.03 and the representations and the warranties set forth in the second sentence of Section 3.08(a) shall be true and correct in all respects at and as of the Closing as if made at and as of the Closing;

(b)           Sellers, the Company and the Company Subsidiaries shall have performed in all material respects all obligations hereunder required to be performed by them at or prior to the Closing;

(c)           the Company and the Operating Company shall have delivered to Purchaser a certificate dated as of the Closing Date as to their compliance with the conditions set forth in paragraphs (a) (with respect to their representations contained in Article III) and (b) of this Section 7.02 and each Seller shall have delivered to Purchaser a certificate (dated as of the Closing Date) as to their compliance with the conditions set forth in paragraphs (a) (with respect to its representations contained in Article IV) and (b) of this Section 7.02;

(d)           no Company Option shall have been exercised after the date of this Agreement and all Company Options shall have been cancelled by the Company as of the Closing;

(e)           the Operating Company Indenture shall have been covenant defeased pursuant to Article IX of the Operating Company Indenture in accordance with Section 6.10 (unless the failure to satisfy this condition is as a result of the failure by HPT to make the Covenant Defeasance Loan, unless HPT is not otherwise then required to make such loan under the HPT Purchase Agreement);

(f)            the trustee under the 2014 Indenture shall have acknowledged in writing the satisfaction and discharge of the Issuers’ (as defined in the 2014 Indenture) obligations under the 2014 Notes and the 2014 Indenture, except as provided in the last paragraph of Section 9.1 of the 2014 Indenture (unless the failure to satisfy this condition is as a result of the failure by HPT to make the 2014 Prepayment Loan, unless HPT is not otherwise then required to make such loan under the HPT Purchase Agreement);

(g)           the Credit Facility shall have been prepaid in full and all commitments thereunder terminated (unless failure to meet this condition is as a result of the failure by HPT to make the Credit Facility Loan or Purchaser to make the Letters of Credit Loan, unless HPT is not otherwise then required to make the Credit Facility Loan under the HPT Purchase Agreement);

(h)           the officers and directors of the Operating Company and each of its Subsidiaries shall have resigned in their capacity as such (provided except with respect to a member of the Cardwell Group, such resignation shall not affect any rights a Person has as an employee (including under any Transaction Bonus Agreement or Employee Plan as then in effect)) and all employment agreements with any member of the Cardwell Group shall have been terminated;

(i)            each Seller shall have delivered an Assignment of Interest in the form of Exhibit C to Purchaser and each general partner of the Operating Company shall have withdrawn as a general partner and a Person designated by Purchaser shall have been admitted to the Operating Company as its sole general partner;

(j)            each member of the Cardwell Group shall have executed and delivered a Non-Competition Agreement in the form of Exhibit D, each party to the Transition Services Agreement other than Purchaser shall have executed and delivered the Transition Services Agreement and Xpert Transportation, Inc. shall have executed and delivered the Fuel Transportation Agreement;

(k)           the Sellers Representative shall have executed and delivered the Escrow Agreement; and

(l)            each condition to the HPT Closing under the HPT Purchase Agreement (other than the condition that the transactions contemplated by this Agreement shall have closed or any conditions that by their terms cannot be satisfied until the closing of such transactions) have been satisfied or waived by the party entitled thereto and the HPT Closing will occur on the same day as the Closing.

Section 7.03         Conditions to the Obligations of Sellers.

The obligations of Sellers to consummate the sale of the Interests are subject to the satisfaction (or waiver by Sellers) at or prior to the Closing of the following further conditions:

(a)           the representations and warranties of Purchaser contained in Article V which are qualified as to materiality shall be true and correct and all such representations and warranties that are not qualified as to materiality shall be true and correct in all material respects, in each case when made and at and as of the Closing Date as if made at and as of the Closing Date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period);

(b)           Purchaser shall have paid the Estimated Purchase Price and otherwise performed in all material respects all obligations hereunder required to be performed by it at or prior to the Closing;

(c)           Purchaser shall have executed and delivered the Transition Services Agreement to the Cardwell Group;

(d)           Purchaser shall have delivered to Sellers a certificate (dated as of the Closing Date) as to compliance with the conditions set forth in paragraphs (a) and (b) of this Section 7.03;

(e)           each condition to the HPT Closing under the HPT Purchase Agreement (other than the conditions that the transactions contemplated by this Agreement shall have closed or any condition that by its terms cannot be satisfied until the closing of such transaction) have been satisfied or waived by the party entitled thereto and the HPT Closing will occur on the same day as the Closing; and

(f)            Purchaser shall have executed and delivered the Escrow Agreement.

ARTICLE VIII

CLOSING; TERMINATION

Section 8.01         Closing.

(a)           Unless this Agreement shall have been terminated the closing of the transactions contemplated hereby (the “Closing”, and the actual date of the Closing, the “Closing Date”) shall take place at the offices of Sullivan & Worcester LLP located at One Post Office Square, Boston, MA 02109, on the Business Day on which all of the conditions set forth in Article VII have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or wavier of such conditions at the Closing) or at such other place and on such other date as shall be mutually agreed to by Purchaser and Sellers; provided, however, that in no event shall the Closing occur later than the date that is thirty (30) days after the date hereof (the “End Date”).  At the Closing, the parties shall exchange the documents referred to in Article VII.

(b)           Anything in this Section 8.01 to the contrary notwithstanding, no extension of the date for Closing shall be effective unless the date for the HPT Closing shall have been similarly extended.

Section 8.02         Termination.

Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated:

(a)           by mutual written consent of Purchaser and the Sellers Representative;

(b)           by the Sellers Representative or Purchaser, if the Closing shall not have occurred on or prior to the End Date; provided, however, that the right to terminate this Agreement shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing occur on or prior to the End Date; or

(c)           by the Sellers Representative or Purchaser if any court of competent jurisdiction or other Governmental Entity located or having jurisdiction within the United States shall have issued a final Judgment or taken any other final action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such Judgment or other action is or shall have become final and nonappealable.

This Agreement shall automatically terminate if the HPT Purchase Agreement is terminated, without further action by the parties.

Section 8.03                            Assumption and Assignment to Company Partners on Closing.

Immediately upon and subject to the Closing:

(a)           the Company Partners, severally and not jointly, hereby assume each Company Seller’s (i) indemnity obligations under Section 2.05 and Article IX, (ii) obligation to refund its share of any Excess Payment, (iii) obligation to pay fees and expenses of the Accounting Firm, and (iv) obligations under Article XI, with each such obligation assumed subject to the terms, conditions and limitations applicable to such obligation set forth in this Agreement.  Such obligations shall be allocated among the Company Partners on a pro rata basis based on the percentages set forth in Annex 1.  Purchaser acknowledges such assumption and after the Closing agrees to look solely to the Company Partners for the performance of such obligations;

(b)           the Company Sellers hereby assign to the Company Partners, severally and not jointly, all of the rights of the Company Sellers under the Escrow Agreement or under this Agreement which survive the Closing, including without limitation each Company Sellers’ (i) right to indemnification under Article IX, (ii) right to receive its share of any Payment Shortfall, and (iii) right under Section 6.15 to receive payments in respect of forfeited Post-Closing Transaction Bonuses, with each such right assigned subject to the terms, conditions and limitations applicable to such right set forth in the Escrow Agreement and this Agreement. Such rights shall be allocated among the Company Partners on a pro rata basis based on the percentages set forth in Annex 1 with any payments otherwise to be made to a Company Partner as a result of such assignment to be made to it in accordance with the wire transfer instructions set forth for such Company Partner in Annex 1.

Section 8.04         Effect of Termination.

In the event of the termination of this Agreement as provided in Section 8.02, written notice thereof shall forthwith be given to the other parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void, and there shall be no liability on the part of any of the parties hereto except (i) for fraud or for willful breach of this Agreement, and (ii) the confidentiality provisions of Section 6.02, Section 8.03 and Article XII (other than Sections 12.03 and 12.09) will survive any termination of this Agreement and Purchaser shall reimburse the Company and the Company Subsidiaries for any Reimbursable Costs then incurred by the Company or any Company Subsidiary (but only to the extent not previously paid by Purchaser).

ARTICLE IX

INDEMNIFICATION

Section 9.01         Survival.

(a)           All covenants and agreements contained in this Agreement (including the Schedules, Annexes and Exhibits attached hereto and the certificates and affidavits delivered pursuant hereto) that contemplate performance thereof following the Closing Date will survive the Closing Date in accordance with their terms.

(b)           All the representations and warranties of Sellers and the Operating Company contained in this Agreement (including the Schedules, Annexes and Exhibits attached hereto and the certificates and affidavits delivered pursuant hereto) will survive the Closing Date (i) indefinitely in the case of representations and warranties set forth in Section 3.03, 3.04, 4.02 and 4.03, (ii) until the expiration of the applicable statute of limitations plus 30 days in the case of the representations and warranties set forth in Section 3.09 but only to the extent such representations and warranties relate to Income Taxes, and (iii)  until the 12-month anniversary of the Closing Date in the case of any other representations or warranties, at which point such representations and warranties and any claim for indemnification on account thereof will terminate except with respect to any Purchaser Claim for which a Purchaser Claims Notice has been delivered to the Sellers Representative by Purchaser pursuant to this Article IX prior to the termination date.

(c)           All representations and warranties of Purchaser contained in this Agreement (including the Schedules, Annexes and Exhibits attached hereto and the certificates and affidavits delivered pursuant hereto) will survive the Closing Date (i) indefinitely in the case of Section 5.02 and (ii) until the 12-month anniversary of the Closing Date in the case of any other representations or warranties, at which point such representations and warranties and any claim for indemnification on account thereof will terminate except with respect to any Seller Claim for which a Seller Claims Notice has been delivered to Purchaser prior to the termination date.

Section 9.02         Indemnification by Purchaser.

Subject to the terms and conditions of this Article IX, from and after the Closing, Purchaser will indemnify and hold harmless Sellers and their respective successors and permitted assigns and officers and directors and their heirs and personal representatives (collectively, the “Seller Indemnitees”) from and against, and will pay to the Seller Indemnitees the amount of, any and all losses, liabilities, claims, damages, penalties, fines, judgments, awards, settlements, taxes, costs, fees (including, but not limited to, reasonable investigation fees), expenses (including, but not limited to, reasonable attorneys’ fees) and disbursements (collectively, “Losses”) actually incurred by any of the Seller Indemnitees based upon (a) any breach of or inaccuracy in the representations and warranties of Purchaser contained in Article V of this Agreement (including the certificate delivered pursuant to Section 7.03(c)) as of the date of this Agreement and as of the Closing Date, and (b) any breach of the covenants or agreements of Purchaser contained in this Agreement (including the certificate delivered pursuant to Section 7.03(c)) and required to be performed by it pursuant to this Agreement.

Section 9.03         Indemnification by Sellers.

Subject to the terms and conditions of this Article IX, from and after the Closing, each Seller, severally and not jointly, will indemnify and hold harmless Purchaser and the Operating Company and their respective successors and permitted assigns and officers and directors and their heirs and personal representatives (collectively, the “Purchaser Indemnitees”) from and against any and all Losses actually incurred by any of the Purchaser Indemnitees based upon (a) any breach of or inaccuracy in the representations and warranties contained in Article III or Article IV of this Agreement (including the certificate delivered pursuant to Section 7.02(c)) as of the date of this Agreement and as of the Closing Date, and (b) any breach of the covenants or agreements of any Seller, any Company Partner or any Company Subsidiary contained in this Agreement (including the certificate delivered pursuant to Section 7.02(c)) and required to be performed by them pursuant to this Agreement.

Section 9.04         Exclusive Remedy.

Other than for breaches of Sections 2.03(e), 2.05 and 6.15 and Article XI, the

parties agree that from and after the Closing Date, the exclusive remedies of any Seller Indemnitee or Purchaser Indemnitee for any Losses based upon, arising out of or otherwise in respect of the matters set forth in this Agreement or the transactions contemplated hereby are the indemnification or reimbursement obligations of the parties set forth in this Article IX.  The parties further agree that, except with respect to a breach of the representations contained in Sections 4.02 and 4.03 for which each Seller shall severally and not jointly be subject to a claim for personal liability in an amount not to exceed the aggregate amount received by such Seller pursuant to Article II, no Seller shall have any personal liability under this Agreement or for any indemnification of any Purchaser Indemnitee and the Purchaser Indemnitees shall be entitled to only look to the Escrow Fund for the satisfaction of any indemnity to which they are entitled.  The provisions of this Section 9.04 shall not, however, prevent or limit a party’s right to seek specific performance or injunctive relief in connection with another party’s breach of this Agreement.

Section 9.05         Limitations on Indemnification Payments to Seller Indemnitees.

Notwithstanding anything in this Agreement to the contrary,

(a)           the Seller Indemnitees shall be entitled to indemnification pursuant to Section 9.02 from Purchaser only to the extent the aggregate amount of all Losses of the Seller Indemnities as a result of any breach or inaccuracy by Purchaser exceeds $3,500,000 (the “Sellers Deductible Amount”), provided that “Losses” of “Seller Indemnitees” (each defined in the HPT Purchase Agreement) under the HPT Purchase Agreement shall be aggregated with Losses under this Agreement in determining the Sellers Deductible Amount, it being understood and agreed that once the Sellers Deductible Amount is exceeded the Seller Indemnitees shall only be entitled to indemnification pursuant to Section 9.02 for Losses in excess of the Sellers Deductible Amount;

(b)           the aggregate amount of all Losses to which the Seller Indemnitees shall be entitled to indemnification from Purchaser shall not exceed the Escrow Amount;

(c)           the Seller Indemnities will not be entitled to indemnification pursuant to Section 9.02 for punitive damages or for lost profits, consequential, exemplary or special damages; and

(d)           no Seller Indemnitee is entitled to receive payment pursuant to this Article IX for the same Loss relating to an indemnification claim more than once.

Section 9.06         Limitations on Indemnification Payments to Purchaser Indemnitees.

Notwithstanding anything herein to the contrary:

(a)           the Purchaser Indemnitees shall be entitled to indemnification pursuant to Section 9.03(a) and (b) only to the extent the aggregate amount of all Losses of the Purchaser Indemnitees as a result of any breach or inaccuracy by a Seller, a Company Partner or a

Company Subsidiary exceeds $3,500,000 (the “Purchasers Deductible Amount”), provided that “Losses” of the “Purchaser Indemnitees” (each defined in the HPT Purchase Agreement) shall be aggregated with Losses under this Agreement in determining the Purchasers Deductible Amount, it being understood and agreed that once the Purchasers Deductible Amount is exceeded the Purchaser Indemnitees shall only be entitled to indemnification pursuant to Section 9.03 for Losses in excess of the Purchasers Deductible Amount; provided, however, that the limitation set forth in this Section 9.06(a) shall not apply to Losses incurred by any Purchaser Indemnitee based upon breach or inaccuracy of the representations set forth in Sections 3.03, 3.04, 3.09 (but only to the extent such representations relate to Income Taxes), 4.02 or 4.03;

(b)           the Purchaser Indemnitees will not be entitled to indemnification pursuant to Section 9.03 for punitive damages or for lost profits, consequential, exemplary or special damages; and

(c)           no Purchaser Indemnitee is entitled to receive payment pursuant to this Article IX for the same Loss relating to an indemnification claim more than once.

Section 9.07         Procedures.

(a)           Notice of Losses by Seller Indemnitee. As soon as reasonably practicable after a Seller Indemnitee becomes aware of any claim that it has that may result in a Loss (a “Seller Claim”), the Seller Indemnitee shall give notice thereof (a “Seller Claims Notice”) to the applicable Purchaser (the “Purchaser Indemnitor”). A Seller Claims Notice must describe the Seller Claim in reasonable detail, and indicate the amount (estimated, as necessary) of the Loss that has been or may be suffered by the applicable Seller Indemnitee. No delay in or failure to give a Seller Claims Notice by the Seller Indemnitee to the Purchaser Indemnitor pursuant to this Section 9.07(a) will adversely affect any of the other rights or remedies that a Seller Indemnitee has under this Agreement, or alter or relieve the Purchaser Indemnitor of its obligation to indemnify the applicable Seller Indemnitee, except to the extent that the Purchaser Indemnitor is prejudiced thereby.

(b)           Notice of Losses by Purchaser Indemnitee. As soon as reasonably practicable after a Purchaser Indemnitee becomes aware of any claim that it has that may result in a Loss (a “Purchaser Claim”), such Purchaser Indemnitee shall give Notice thereof (a “Purchaser Claims Notice”) to the Sellers Representative. A Purchaser Claims Notice must describe the Purchaser Claim in reasonable detail, and indicate the amount (estimated, as necessary) of the Loss that has been or may be suffered by the applicable Purchaser Indemnitee. No delay in or failure to give a Purchaser Claims Notice by a Purchaser Indemnitee to the Sellers Representative pursuant to this Section 9.07(b) will adversely affect any of the other rights or remedies that the Purchaser Indemnitee has under this Agreement, or alter or relieve the Purchaser Indemnitee of its right to indemnification except to the extent that Sellers are prejudiced thereby.

Section 9.08         Opportunity to Defend Third Party Claims.

In the event of any claim by a third party against a Purchaser Indemnitee or Seller

Indemnitee (each an “Indemnitee”) for which indemnification is available hereunder from Purchaser or Sellers, as applicable (each an “Indemnifying Party”), the Indemnifying Party has the right, exercisable by notice to the Indemnitee  as applicable, within 120 days of receipt of a written notice from the Indemnitee of such claim, to assume and conduct the defense of such claim, with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnitee.  If the Indemnifying Party has assumed such defense as provided in this Section 9.08, the Indemnifying Party will not be liable for any legal expenses incurred by any Indemnitee in connection with the defense of such claim unless the Indemnitee determines in good faith and upon the written advice of counsel that joint representation by the Indemnifying Party’s counsel constitutes a conflict of interest. If the Indemnifying Party does not assume the defense of any third party claim in accordance with this Section 9.08, the Indemnitee may defend such claim at the sole cost of the Indemnifying Party (subject to the limitations set forth in this Article IX), and the Indemnifying Party may still participate in, but not control, the defense of such third party claim at the Indemnifying Party’s sole cost and expense. For so long as the Indemnifying Party is defending such claim in good faith, the Indemnitee will not consent to a settlement of, or the entry of any judgment arising from, any such claim, without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld or delayed). Except with the prior written consent of the Indemnitee (such consent not to be unreasonably withheld or delayed), no Indemnifying Party, in the defense of any such claim, will consent to the entry of any judgment or enter into any settlement that (i) provides for injunctive or other non-monetary relief affecting the Indemnitee, (ii) provides for an admission of violation of any Law or the rights of any Indemnitee, or (iii) does not include as an unconditional term thereof the giving by each claimant or plaintiff to such Indemnitee of a release from all liability with respect to such claim or litigation. In any such third party claim, the party responsible for the defense of such claim shall, to the extent reasonably requested by the other party, keep such other party informed as to the status of such claim, including, without limitation, all settlement negotiations and offers; provided, however, that neither the Indemnitee nor the Indemnifying Party shall be required to disclose any privileged information or any attorney work product in connection with the defense of any such asserted claim.

Section 9.09         Exercise of Remedies by Indemnitees.

No Purchaser Indemnitee shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless Purchaser (or any successor thereto or assign thereof) shall have consented to the assertion of such indemnification claim or the exercise of such other remedy.  No Seller Indemnitee shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless the Sellers Representative shall have consented to the assertion of such Indemnification claim or the exercise of such other remedy.

Section 9.10         Adjustment to Purchase Price.

All indemnification, purchase price adjustments, reimbursement payments and other payments made pursuant to this Agreement subsequent to the date of this Agreement, as applicable, will be treated as an adjustment to the Aggregate Purchase Price unless otherwise required by Law.

ARTICLE X

RELEASES

Section 10.01       Releases by Purchaser and the Company.

(a)           For good and valuable consideration, the receipt and adequacy of which hereby are acknowledged, Purchaser, and the Operating Company and its Subsidiaries effective as of the Closing, for themselves and their successors and assigns (collectively, the “Purchaser/Company Releasors”), do absolutely and irrevocably release and discharge forever Sellers and the Company Partners and each of their present and former representatives, stockholders, principals, officers, directors, employees, benefit plans, agents, attorneys and their successors and assignees (collectively, the “Purchaser/Company Releasees”), from any and all claims, debts, actions, damages, obligations, liabilities, agreements or promises of any nature whatsoever which the Purchaser/Company Releasors (or any of them) ever had, now has or hereinafter may have against the Purchaser/Company Releasees (or any of them) from the beginning of the world to the Closing Date (collectively, the “Purchaser/Company Released Claims”), provided, however, that the Purchaser/Company Released Claims shall not include any rights under or pursuant to this Agreement or any agreement or instrument executed in connection with the transactions contemplated hereby, including, without limitation, the indemnification provisions hereof, the Transition Services Agreement and the Escrow Agreement.  Nothing herein shall be deemed to release any rights any Purchaser/Company Releasor may have to make any claims under any insurance policy or policies maintained for Purchaser/Company Releasor’s benefit by any Purchaser/Company Releasee at any time on or prior to the Closing Date, including, without limitation, general liability, directors and officers, errors and omissions or malpractice insurance.

(b)           Purchaser has read and understands all of the terms and conditions set forth in this Section 10.01 and their legal consequences, and has had the benefit of advice of legal counsel of its own choice.  Purchaser acknowledges that there is a risk that subsequent to this general release, it may discover, incur or suffer matters that were unknown to and/or unanticipated by Purchaser or the Company or a Company Subsidiary at the date hereof.  Purchaser agrees that this general release applies to, and forever releases, all such matters described in the immediately preceding sentence.

Section 10.02       Releases by Sellers.

(a)           For good and valuable consideration, the receipt and adequacy of which hereby are acknowledged, Sellers and the Company Partners effective as of the Closing, for themselves and their respective successors and assigns (collectively, the “Seller Releasors”), do absolutely and irrevocably release and discharge forever Purchaser, the Operating Company and their respective Subsidiaries and each of their present and former representatives, stockholders, principals, officers, directors, employees, benefit plans, agents, attorneys and each of their successors and assignees (collectively, the “Seller Releasees”), from any and all claims, debts, actions, damages, obligations, liabilities, agreements or promises of any nature whatsoever which the Seller Releasors (or any of them) ever had, now has or hereinafter may have against the Seller Releasees (or any of them) from the beginning of the world to the Closing Date (collectively, the “Seller Released Claims”), provided, however, that the Seller Released Claims shall not include any of the following: (i) any rights under or pursuant to this Agreement or any agreement or instrument executed in connection with the transactions contemplated hereby, including, without limitation, the indemnification provisions hereof, the Transition Services Agreement and the Escrow Agreement, or (ii) any right of a Seller Releasor to indemnification pursuant to the Organizational Documents of the Operating Company or any Employee Plan or any other agreement, in each case, as in effect on the date hereof.  Nothing herein shall be deemed to release any rights any Seller Releasor may have to make any claims under any insurance policy or policies maintained for such Seller Releasor’s benefit by any Seller Releasee at any time on or prior to the Closing Date, including, without limitation, general liability, directors and officers, errors and omissions or malpractice insurance.

(b)           Sellers have fully read and understand all of the terms and conditions set forth in this Section 10.02 and their legal consequences, and have had the benefit of advice of legal counsel of their own choice.  Sellers acknowledge that there is a risk that subsequent to this general release, they may discover, incur or suffer matters that were unknown to and/or unanticipated by Sellers at the date hereof.  Each Seller agrees that this general release applies to, and forever releases, all such matters described in the immediately preceding sentence.

ARTICLE XI

TAX MATTERS

Section 11.01       Tax Treatment.

The parties shall treat the transactions contemplated by this Agreement and the HPT Purchase Agreement in accordance with Revenue Ruling 99-6, 1999-1 C.B. 432 (Situation 2) as follows (i) (A) as a sale of 100% of the Operating Company Interests by the partners of the Operating Company and (B) thereafter as a sale of 100% of the Company Interests by the Company Partners, and (ii) (A) as a purchase by Purchaser of all of the assets of the Operating Company and assumption by Purchaser of all of the Operating Company’s liabilities and (B) thereafter, as a purchase by HPT of all of the assets of the Company and assumption by HPT of all of the Company’s liabilities. The parties shall (x) treat each such transaction as occurring after all other transactions, including those contemplated by Section 6.13 and 6.14 hereof, on the Closing Date and (y) treat the transactions described in Sections 11.01(i)(A) and 11.01(ii)(A) as occurring prior to the transactions described in Sections 11.01(i)(B) and 11.01(ii)(B).

Section 11.02       Tax Returns.

(a)           Partnership Tax Returns. After the Closing Date, the Sellers Representative, at its own cost and expense, shall be responsible for preparing and timely filing all Partnership Tax Returns, for each of the Operating Company and any of its Subsidiaries as of the Closing Date that is treated as a partnership or disregarded entity for federal Income Tax purposes, for all Tax periods ending on or before the Closing Date.  Such Partnership Tax Returns will report the operations of the Operating Company and its Subsidiaries, as applicable, in accordance with applicable Law.  To the extent permitted by applicable Law, the Sellers Representative shall cause such Partnership Tax Returns to be filed and signed by a pre-Closing partner of the Operating Company (other than the Company).  The Sellers Representative shall pay or cause Sellers to pay any Taxes that are due (i) with respect to any Partnership Tax Returns that are the responsibility of the Sellers Representative pursuant to this Section 11.02(a), including any applicable state or local Tax withholding on the income reported on such Partnership Tax Returns and (ii) any applicable federal, state or local withholding Taxes with respect to distributions from the Company or the Operating Company to their respective partners, except to the extent such Taxes are specifically reflected as a current liability in the Actual Net Working Capital as finally determined pursuant to Section 2.03.  If, and to the extent, Purchaser or its Affiliate is required under applicable Law to sign, authorize a Seller to sign and/or participate in any Partnership Tax Return for any period ending on or prior to the Closing Date, the Sellers Representative shall provide Purchaser a copy of such Partnership Tax Return at least ten (10) days prior to its due date, and Purchaser shall cooperate with respect to the filing of such Partnership Tax Return pursuant to Section 11.06 hereof.  For the avoidance of doubt, a Partnership Tax Return’s use of a purchase price allocation in accordance with Section 1060 of the Code, even if different than Purchaser’s allocation, shall not be considered unreasonable.

(b)           Other Tax Returns.  Except as set forth in Section 11.02(a) or Section 11.05, Purchaser shall, at it own cost and expense, be responsible for preparing and filing all Tax Returns of the Operating Company or any of its Subsidiaries that are due following the Closing Date, subject to Purchaser’s right to indemnification under Article IX hereof.

Section 11.03       Intentionally Omitted.

Section 11.04       Post-Closing Audits.

(a)           Purchaser shall notify the Sellers Representative in writing within 20 days after receipt by Purchaser or the Operating Company or its Subsidiaries of written notice of the commencement of any official inquiry, examination, audit or other administrative or judicial proceeding (“Audit”) regarding any Tax Return or Taxes for any Pre-Closing Tax Period; provided, that the failure to provide such notice shall not relieve Sellers of their obligations pursuant to Article IX or this Article XI, except to the extent Sellers are actually prejudiced thereby. The Sellers Representative shall notify Purchaser in writing within 20 days after receipt by the Sellers Representative or any Seller of written notice of the commencement of any Audit regarding any Tax Return (other than with respect to any matter pertaining to a Partnership Tax Return which could not reasonably be expected to involve any potential liability on the part of the Company, the Operating Company, Purchaser or any of their post-Closing Affiliates) or Taxes of the Operating Company or any of its Subsidiaries.

(b)           Provided that Sellers may be responsible under Article IX or XI for any Taxes that might result, the Sellers Representative shall have the right, exercised by written notice given to Purchaser within 20 days after delivery or receipt by the Sellers Representative of a notice pursuant to Section 11.04(a), on behalf of Sellers and at the expense of Sellers, to control the handling, disposition and/or settlement of any Audit regarding any Pre-Closing Tax Period; provided, that the Sellers Representative shall defend such Audit diligently and in good faith, and shall keep Purchaser reasonably informed as to the status of and material developments in such Audit and provide Purchaser with copies of any written materials relating to such Audit received from or submitted to any Governmental Entity; provided further that if such Audit could have an adverse impact on Purchaser or any of its Affiliates or Subsidiaries (1) the Sellers Representative shall consult with Purchaser before taking any significant action in connection with such Audit; (2) the Sellers Representative shall offer Purchaser a reasonable opportunity to comment before submitting to any Governmental Entity any written materials prepared or furnished in connection with such Audit; (3) Purchaser (or an Affiliate of Purchaser) shall be entitled to participate, at its own expense, in such Audit, including by attending meetings with the relevant Governmental Entity; and (4) the Sellers Representative shall not settle, compromise or abandon the Audit without obtaining prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.  If the Sellers Representative fails to exercise its right to control the conduct of any Audit described in this Section 11.04(b), Purchaser may, to the extent such Audit relates to Purchaser or the Operating Company or the Operating Company’s Subsidiaries, conduct, defend and settle the Audit in such manner as it deems appropriate in its sole discretion, and Sellers shall, jointly and severally, promptly pay or reimburse Purchaser, as applicable, for any costs or expenses incurred in connection with the conduct, defense or settlement of such Audit.  Notwithstanding the foregoing and except with respect to any matter pertaining to a Partnership Tax Return which could not reasonably be expected to involve any potential liability on the part of the Company, the Operating Company, Purchaser or any of their post-Closing Affiliates, the provisions of this Section 11.04(b) shall not apply to any Partnership Tax Returns for any Pre-Closing Tax Period.

(c)           Purchaser shall have the right, at its own expense, to exercise control over the handling, disposition and/or settlement of any Audit regarding any Tax Return other than as described in Section 11.04(b) above (including the right to settle or otherwise terminate any contest with respect thereto); provided, that in the case of any Tax Return for a period beginning before the Closing Date, Purchaser shall not settle any issue that would result in a required indemnification payment by Sellers under Article IX or Article XI without the prior consent of the Sellers Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

(d)           (i) The Sellers Representative shall notify Purchaser if, in the course of any Audit, Sellers’ purchase price allocation under Section 1060 of the Code is challenged by the IRS or any other Governmental Entity, and (ii) Purchaser shall notify the Sellers Representative if, in the course of any Audit, Purchaser’s purchase price allocation under Section 1060 of the Code is challenged by the IRS or any other Governmental Entity.

Section 11.05       Transfer Taxes.

Except for any Transfer Taxes (as defined below) which result from the actions taken pursuant to Section 6.13 and Section 6.14(c) (which Transfer Taxes shall be HPT Reimbursable Costs), all transfer, real estate transfer, excise, sales, use, documentary, stamp Taxes and all conveyance fees, recording charges and other similar Taxes (including interest, penalties and additions to any such Taxes) in each case including any such Taxes or fees levied upon the transfer of stock or other equity interests in an entity on account of such entity’s direct or indirect ownership of real estate (“Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement shall be paid one-half by Purchaser and one-half by Sellers.  Purchaser and Sellers agree to use commercially reasonable efforts to cooperate with respect to minimizing any such Transfer Taxes.  Purchaser shall prepare and file all necessary Tax Returns and other documentation with respect to such Transfer Taxes.  Sellers shall reimburse Purchaser one-half of the cost and expense of preparing and filing such Tax Returns.  In addition, Purchaser shall provide any Tax forms or other information reasonably requested by the Sellers Representative for the purpose of reducing fuel excise Taxes.

Section 11.06       Tax Cooperation.

From and after the Closing Date, each of Purchaser, the Sellers Representative and Sellers shall, at the cost of the requesting party, cooperate, as reasonably requested, in connection with the preparation and filing of any Tax Returns of the Operating Company or any of its Subsidiaries and in connection with any Audits with respect to Taxes or Tax Returns.  Such cooperation shall include the retention and (upon the other party’s request, at the requesting party’s cost and expense) the provision of records and information which are reasonably relevant to any such Audit.  Purchaser and Sellers shall, upon request, use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).  Purchaser and Sellers agree that Purchaser may, at Purchaser’s sole option, discretion and cost, which shall include all Tax liabilities resulting from such elections, make an election under Section 338 of the Code (and any corresponding election under state, local, or foreign Tax Law) with respect to deemed purchase of the stock of any Company Subsidiary hereunder and each Seller agrees to cooperate with respect to any such election.  Purchaser, Sellers Representative and each Seller each agree to (i) treat each Special Purpose Subsidiary as a disregarded entity under Treasury Regulation Section 301.7701-2 and -3 (and as a disregarded entity for state and local Tax purposes to the maximum extent possible) for any Pre-Closing Tax Period and any Tax period that includes the Closing Date, (ii) not make any affirmative election (such as on IRS Form 8832) contrary to such disregarded entity status and (iii) take steps at Purchaser’s request and expense to minimize any SPS Income Taxes (as defined in the HPT Purchase Agreement).

Section 11.07       Conflicts.

In the event of a conflict between the provisions of this Article XI and Article IX, this Article XI shall exclusively govern any matters relating to Taxes.

ARTICLE XII

GENERAL PROVISIONS

Section 12.01       Costs and Expenses.

Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

Section 12.02       Notices.

All notices or other communications required or permitted by this Agreement shall be effective upon receipt and shall be in writing and delivered personally or by overnight courier (with proof of delivery), or sent by facsimile, as follows:

(i) if to Purchaser, to:

Travel Centers of America LLC
24601 Center Ridge Road, Suite 200
Westlake, OH 44145
Attn.: President
Facsimile: (440) 808-3301

with a copy to (which shall not constitute notice):

Sullivan & Worcester LLP
One Post Office Square
23rd Floor
Boston, MA 02109
Attn.: Richard Teller
Facsimile: (617) 338-2880

(ii) if to the Company or the Operating Company, to:

Petro Stopping Centers Holdings, L.P.
Petro Stopping Centers, L.P.
6080 Surety Drive
El Paso, TX 79905
Attention: Edward Escudero
Facsimile: (915) 773-7366

with a copy to (which shall not constitute notice):

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:	Thomas M. Cerabino
Richard L. Reinhold
Facsimile: (212) 728-8111

(iii) if to the Sellers Representative, to:

Edward Escudero
3820 Hillcrest
El Paso, TX 79902
Facsimile: (915) 774-7336

with a copy to (which shall not constitute notice):

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:	Thomas M. Cerabino
Richard L. Reinhold
Facsimile: (212) 728-8111

(iv) if to Volvo Petro Holdings, LLC, to:

CT Corporation System
1209 Orange Street
Wilmington, DE 19801
Attention: Michele Aacione
Facsimile: (302) 655-2480

(v) if to Mobil Long Haul, Inc. to:

ExxonMobil Fuels Marketing Company, Global Planning
3225 Gallows Road, Room 5D0211
Fairfax, VA 22037
Attention: Peter A. Tunnard
Facsimile: (262) 313-

(vi) if to a Seller or a Company Partner (other than set forth in (iv) or (v) above), to:

J.A. Cardwell, Sr.
817 Rosinante
El Paso, TX 79922
Facsimile: (915) 581-7481

and

James A. Cardwell, Jr.
5772 Diamond Point
El Paso, TX 79912
Facsimile: (915) 581-7481

with a copy to (which shall not constitute notice):

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:	Thomas M. Cerabino
Richard L. Reinhold

Facsimile:  (212) 728-8111

or to such other address as hereafter shall be furnished as provided in this Section 12.02 by any of the parties hereto to the other parties hereto.  Each such communication will be effective (a) if delivered personally or overnight courier (with proof of delivery), when such delivery is made at the address specified in this Section 12.02, or (b) if delivered by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 12.02 and appropriate confirmation is received (provided that if notice is given by facsimile, a copy of such notice, request, instruction or other communication shall also be followed-up within one (1) Business Day of such facsimile by one of the other methods described herein; notwithstanding such follow-up, however, facsimile notice shall be deemed to be given at the time set forth in this Section 12.02); provided, however, that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day.

Section 12.03       Sellers Representative.

(a)           Edward Escudero shall be constituted and appointed as the “Sellers Representative” under this Agreement and under the Escrow Agreement.  No bond shall be required of the Sellers Representative.  The Sellers Representative shall be indemnified and held harmless by Cardwell and the Company Partners from and against any and all claims, expenses, demands, judgments, amounts paid in settlement and other losses (including, without limitation, reasonable attorneys’ fees) asserted against or incurred by the Sellers Representative based on acts or omissions taken or omitted by the Sellers Representative in his capacity as Sellers Representative.

(b)           The Sellers Representative has a duty to serve in good faith the interests of Sellers but shall not be liable to Sellers for any act done or omitted under this Agreement or under the Escrow Agreement as Sellers Representative while acting in good faith and in the exercise of reasonable judgment and any act done or omitted on the advice of counsel shall, as between the Sellers Representative and Sellers shall be conclusive evidence of such good faith.

(c)           Purchaser shall be entitled to deal exclusively with the Sellers Representative on all matters relating to Article II, Article VIII, Article IX and Article XI and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Seller or any Company Partner by the Sellers Representative, and on any other action taken or purported to be taken on behalf of any Seller by the Sellers Representative, as fully binding upon such Seller or Company Partner.

(d)           The “Reserve Fund” (defined in the HPT Purchase Agreement) shall be used by the Sellers Representative to pay (i) any costs or expenses the Sellers Representative may incur from time to time in performing his duties hereunder (including, without limitation, pursuant to Section 2.03 and Article XI) or under the Escrow Agreement,  (ii) any Transfer Taxes payable by Sellers pursuant to this Agreement as provided in the HPT Purchase Agreement or (iii) any costs or expenses incurred by Sellers pursuant to any indemnity or similar obligation given by Sellers under this Agreement or any other agreement or document executed pursuant thereto or in connection therewith relating to any Liens or encumbrances affecting any of the Owned Properties or Leased Properties.

Section 12.04       Counterparts.

This Agreement may be executed and delivered (including by facsimile transmission) in any number of counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute a single instrument.

Section 12.05       Entire Agreement.

This Agreement (including the Exhibits, Annexes, Schedules and the Company Disclosure Letter referred to herein) and the Confidentiality Agreement set forth the entire understanding and agreement between the parties as to the matters covered herein and supersedes and replaces any prior understanding, agreement or statement of intent, in each case, written or oral, among the parties, of any and every nature with respect thereto.

Section 12.06       Governing Law; Exclusive Jurisdiction.

This Agreement shall be governed in all respects, by the laws of the State of Delaware including validity, interpretation and effect, without regard to principles of conflicts of law.  The parties hereto irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the State of Delaware for any lawsuits, actions or other proceedings arising out of or related to this Agreement and agree not to commence any lawsuit, action or other proceeding except in such courts.  The parties hereto further agree that service of process, summons, notice or document by mail to their addresses set forth above shall be effective service of process for any lawsuit, action or other proceeding brought against them in any such court.  The parties hereto irrevocably and unconditionally waive any objection to the laying of venue of any lawsuit, action or other proceeding arising out of or related to this Agreement in the courts of the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such lawsuit, action or proceeding brought in any such court has been brought in an inconvenient forum.

Section 12.07       Third Party Rights; Assignment.

Except as specified in Section 6.07, this Agreement is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any Person other than the parties hereto.  This Agreement and the obligations of the Company, the Company Subsidiaries and Sellers shall not be assignable without the prior written consent of Purchaser.  The rights of Purchaser under this Agreement may be assigned, in whole or in part, to any third party provided Purchaser shall remain liable for all obligations of Purchaser hereunder.

Section 12.08       Waivers and Amendments.

(a)           This Agreement may be amended only in writing by each of the parties hereto.  No modification of or amendment to this Agreement shall be valid unless in a writing signed by the parties hereto referring specifically to this Agreement and stating the parties’ intention to modify or amend the same.

(b)           Any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby and referring specifically to the term or condition to be waived.  The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

Section 12.09       Schedules.

Disclosure of any fact or item in any Schedule or in any Section of the Company Disclosure Letter shall not be deemed to constitute an admission that such item or fact is material for the purposes of this Agreement.  The fact that any item of information is disclosed in any Company Disclosure Letter shall not be construed to mean that such information is required to be disclosed by this Agreement.

Section 12.10       Bulk Transfer Laws.  Purchaser acknowledges that the Company Subsidiaries and Sellers have not taken, and do not intend to take, any action required to comply with any applicable bulk sale or bulk transfer Laws or similar Laws and Purchaser hereby waives compliance by the Company Subsidiaries and Sellers and their respective Affiliates with any bulk sale or bulk transfer Laws or similar Laws that may be applicable to the transactions contemplated hereby.

Section 12.11       Enforcement.

The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms.  It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof and costs of enforcement (including attorneys fees); this being in addition to any other remedy to which such parties are entitled at law or in equity.

Section 12.12       Headings; Interpretation.

The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.  When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The word “or” shall not be exclusive.  This

Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

[signature page follows]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

TRAVELCENTERS OF AMERICA LLC

By:	/s/ Thomas M. O’Brien
Name: Thomas M. O’Brien
Title: President & Chief Executive Officer

PETRO STOPPING CENTERS, L.P.

By:	/s/ J. A. Cardwell
Name: J. A. Cardwell
Title: CEO

PETRO STOPPING CENTERS HOLDINGS,
L.P.

By:	/s/ J. A. Cardwell
Name: J. A. Cardwell
Title: CEO

PETRO, INC.

By:	/s/ J. A. Cardwell
Name: J. A. Cardwell
Title: President

PETRO HOLDINGS G.P., LLC

By:	/s/ J. A. Cardwell
Name: J. A. Cardwell
	Title:	CEO of Petro Stopping Centers Holdings, L.P., Sole Member

Signature Page to Purchase Agreement

/s/ J. A. Cardwell, Sr.
J. A. Cardwell, Sr.

/s/ J. A. Cardwell, Jr.
James A. Cardwell, Jr.

JAJCO II, INC.

By:	/s/ J. A. Cardwell, Jr.
Name: J. A. Cardwell, Jr.
Title: President

PETRO WARRANT HOLDINGS CORP.

By:	/s/ J. A. Cardwell
Name: J. A. Cardwell
Title: President

MOBIL LONG HAUL, INC.

By:	/s/ J. M. E. Mixter
Name: J. M. E. Mixter
Title: President

VOLVO PETRO HOLDINGS, LLC

By:	/s/ Eddie H. Brailsford
Name: Eddie H. Brailsford
Title: Chief Financial Controller

Signature Page to Purchase Agreement